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As filed with the Securities and Exchange Commission on May 6, 2003

Registration No. 333-104651

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SILICON GRAPHICS, INC.

Delaware	3571	94-2789662
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1600 Amphitheatre Parkway
Mountain View, California 94043
(650) 960-1980
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Sandra M. Escher
Senior Vice President and General Counsel
Silicon Graphics, Inc.
1600 Amphitheatre Parkway
Mountain View, California 94043
(650) 960-1980
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Daniel G. Kelly, Jr.
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94043
Tel: (650) 752-2000
Fax: (650) 752-2111

        Approximate date of commencement of proposed sale to the public:    As promptly as possible upon effectiveness of this Registration Statement.

        If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered(1)	Amount To Be Registered(2)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee(3)(6)

Senior Notes Due 2009	$230,000,000	100%	$175,950,000	$14,235

Senior Convertible Notes Due 2009	(4)	(4)	(4)	(4)

Common Stock, par value $0.001 per share(5)	(5)	N/A	N/A	N/A

(1)
This registration statement relates to the exchange by Silicon Graphics, Inc. of an aggregate of up to $230,000,000 principal amount of its 5.25% Senior Convertible Notes Due 2004 for either (a) $1,000 in principal amount of its new Senior Notes Due 2009 for each $1,000 in principal amount of notes tendered, or (b) $1,000 principal amount of its new Senior Convertible Notes Due 2009 for each $1,000 in principal amount of notes tendered.

(2)
This amount is the maximum principal amount of 5.25% Senior Convertible Notes Due 2004 that may be received by the registrant from tendering holders.

(3)
The amount of the registration fee paid herewith was calculated, pursuant to Rule 457(f)(1) under the Securities Act of 1933, as amended, based on $175,950,000, the market value as of April 16, 2003 of the maximum amount of 5.25% Senior Convertible Notes Due 2004 that may be received by the registrant from tendering holders.

(4)
The total of Senior Notes Due 2009 and Senior Convertible Notes Due 2009 to be issued upon completion of this exchange offer will be no more than $230,000,000. Therefore no additional registration fee is required pursuant to Rule 457 of the Securities Act of 1933, as amended.

(5)
Such indeterminate number of shares of Common Stock as shall be issuable upon conversion of the Senior Convertible Notes being registered hereunder. No additional consideration will be received for the Common Stock and therefore no registration fee is required pursuant to Rule 457(i) under the Securities Act of 1933.

(6)
Previously paid.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

(SUBJECT TO COMPLETION) DATED MAY 6, 2003

The information in this prospectus may change. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Silicon Graphics, Inc.

Offer to Exchange

11.75% Senior Notes Due 2009 or
6.50% Senior Convertible Notes Due 2009

for all our outstanding

5.25% Senior Convertible Notes Due 2004 (CUSIP No. 827056AC)

        We are offering to exchange $1,000 principal amount of our 11.75% Senior Notes Due 2009, referred to as the New Notes, or $1,000 principal amount of our 6.50% Senior Convertible Notes Due 2009, referred to as the New Convertible Notes and, together with the New Notes, referred to as the 2009 Notes, for an equal principal amount of our 5.25% Senior Convertible Notes Due 2004, referred to as the Old Notes, that is properly tendered and accepted for exchange on the terms set forth in this prospectus and in the accompanying Letter of Transmittal, which we refer to together as the exchange offer.

        You may choose to exchange your Old Notes entirely for New Notes, entirely for New Convertible Notes or for any combination thereof. If more than $120 million aggregate principal amount of Old Notes are tendered for New Convertible Notes, we will accept Old Notes for exchange on a prorated basis. Old Notes not exchanged for New Convertible Notes because of proration will be exchanged for New Notes.

        The exchange offer is subject to important conditions, including that at least 90% in principal amount of the Old Notes are properly tendered by the expiration of the exchange offer. See page 26 for how to tender Old Notes. Highfields Capital Management LP, which holds approximately $68 million principal amount of the Old Notes representing approximately 29% of the total Old Notes outstanding, has agreed to tender its Old Notes for New Notes.

        The exchange offer will expire at midnight New York City time on May 16, 2003, unless we extend it. We will announce any extensions by press release or other permitted means no later than 9:00 a.m. on the day after expiration of the exchange offer. You may withdraw any notes tendered until the expiration of the exchange offer.

        The Old Notes are traded on the New York Stock Exchange and the reported last sale price for $1,000 principal amount of Old Notes was $780.00 on April 17, 2003. We will apply to list the New Notes and the New Convertible Notes on the New York Stock Exchange.

        The exchange offer is described in detail in this prospectus, and we urge you to read it carefully, including the risk factors beginning on page 17.

        Neither our Board of Directors nor any other person is making any recommendation as to whether you should choose to exchange your Old Notes for New Notes or for New Convertible Notes, or whether you should exchange your Old Notes at all.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Principal and Interest	44
Conversion of Old Notes	45
Redemption of the Old Notes at the Option of the Company	47
Redemption at the Option of the Holder upon a Fundamental Change	47
Mergers and Sales of Assets by the Company	48
Events of Default; Notice and Waiver	49
Modification	50
No Personal Liability of Incorporators, Stockholders, Officers, Directors, or Employees	51
Concerning the Trustee	51
Governing Law	51
Book-Entry System	51
Certificated Notes	53
LEGAL MATTERS	54
EXPERTS	54
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS	55
WHERE YOU CAN FIND MORE INFORMATION	56

         You should rely only on information contained in this prospectus. No one is authorized to provide you with information that is different from that contained in this prospectus. The contents of any websites referred to in this prospectus are not part of this prospectus.

        We are offering to sell, and are seeking offers to buy, the New Notes and the New Convertible Notes only in jurisdictions where offers and sales are permitted. The information contained in this prospectus statement is accurate only as of its date regardless of the time of delivery of this prospectus statement or of any sale of the New Notes and the New Convertible Notes.

        This prospectus incorporates important business and financial information about the Company that is not included in or delivered with this document. This information is available without charge to security holders upon written or oral request to Office of the Corporate Secretary, Silicon Graphics, Inc., 1600 Amphitheatre Parkway, Mountain View, California 94043, (650) 960-1980. In order to obtain timely delivery, security holders must request the information no later than five business days prior to the expiration date.

SUMMARY

        This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the exchange offer better, you should read this entire document carefully, as well as those additional documents to which we refer you. See "Where You Can Find More Information." References in this prospectus to "SGI", "we", "us", "our", "the company" and "our company" refer to Silicon Graphics, Inc. and its consolidated subsidiaries unless otherwise specified.

THE EXCHANGE OFFER

  The Exchange Offer

        SGI is offering to exchange $1,000 principal amount of either New Notes or New Convertible Notes for each $1,000 principal amount of Old Notes accepted for exchange. Upon expiration of the exchange offer, we will also pay accrued and unpaid interest up to the date of acceptance on Old Notes accepted for exchange.

  Purpose of the Exchange Offer

        We do not currently believe that we will be able to generate sufficient cash to repay the Old Notes in full at maturity on September 1, 2004. Our unrestricted cash, cash equivalents and marketable investments declined from $182 million at December 27, 2002 to $141 million at March 28, 2003. The working capital requirements of our business result in substantial fluctuations in our cash balances during fiscal quarters. We would be unable to repurchase or repay at maturity any significant portion of the Old Notes without depleting our cash balance to a level that would be insufficient to support our business. If we are unable to complete the Exchange Offer there is a substantial risk that uncertainty about our ability to repay or refinance the Old Notes could erode customer confidence which would have a material adverse effect on our business. We believe this uncertainty would be one of the factors considered by our independent auditors in evaluating our ability to continue as a going concern in connection with their audit of our financial statements as of June 27, 2003. In addition, we would be in default under our secured credit facility if we fail to complete the exchange offer or otherwise to refinance 90% of the Old Notes prior to March 4, 2004. Therefore unless we are able to refinance the Old Notes prior to maturity, there is a substantial risk of default.

        The purpose of the exchange offer is to offer holders of the Old Notes an increase in yield (and in the case of the New Convertible Notes, a decrease in the conversion price of their investment) in return for an extension of the maturity. If the exchange offer is successful, it will provide time to return our business to profitability and positive cash flow. We cannot assure you that, even if the exchange offer is successful, we will achieve these objectives.

  Proration

        We will issue up to $120 million aggregate principal amount of New Convertible Notes in exchange for Old Notes. If holders of the Old Notes validly tender more than $120 million in Old Notes in exchange for New Convertible Notes, then we will allot the New Convertible Notes to be issued on a pro rata basis, based on the amount of Old Notes tendered for New Convertible Notes. Old Notes not exchanged for New Convertible Notes because of proration will be exchanged for New Notes.

  Agreement to Tender Old Notes

        Highfields Capital Management LP has agreed to tender all its Old Notes for New Notes. Highfields holds approximately $68 million principal amount of the Old Notes representing approximately 29% of the total outstanding.

  Conditions to Exchange Offer

        The exchange offer is subject to various conditions, including that at least 90% of the outstanding principal amount of Old Notes be validly tendered and not withdrawn by the expiration of the exchange offer, and that the registration statement and any post-effective amendment to the registration statement covering the 2009 Notes be effective under the Securities Act of 1933, as amended.

  Expiration of the Exchange Offer

        The exchange offer will expire at midnight New York City time on May 16, 2003 unless we decide to extend it. We may extend the expiration date for any reason. If we decide to extend it, we will announce any extensions by press release or other permitted means no later than 9:00 a.m. on the day after the scheduled expiration of the exchange offer.

  Tenders and Withdrawals of Notes

        In order to tender Old Notes, you must submit the notes together with a properly completed letter of transmittal and the other agreements and documents described in this document. If you own Old Notes held through a broker or other third party, or in "street name", you will need to follow the instructions in this document on how to instruct them to tender the notes on your behalf, as well as submit a letter of transmittal and the other documents described in this document. We will determine in our sole discretion whether any Old Notes have been properly tendered. Please carefully follow the instructions contained in this document on how to tender your notes.

        If you decide to tender Old Notes in the exchange offer, you may withdraw them at any time prior to the expiration of the exchange offer.

        If we decide for any reason not to accept any Old Notes for exchange, they will be returned without expense promptly after the expiration of the exchange offer.

  Please see pages 26 through 29 for instructions on how to tender or withdraw your Old Notes.

  Acceptance of Old Notes

        We will accept all Old Notes validly tendered and not withdrawn as of the expiration of the exchange offer and will issue the 2009 Notes promptly after expiration of the exchange offer. We will accept Old Notes for exchange after the Exchange Agent has received a timely book-entry confirmation of transfer of Old Notes into the Exchange Agent's DTC account and a properly completed and executed letter of transmittal. Our oral or written notice of acceptance to the Exchange Agent will be considered our acceptance of the exchange offer.

  Accrued Interest on Existing Notes

        Upon completion of our exchange offer, we will pay exchanging holders accrued and unpaid interest on their Old Notes through the date of acceptance.

  Amendment of the Exchange Offer

        We reserve the right not to accept any of the notes tendered, and to otherwise interpret or modify the terms of this exchange offer, provided that we will comply with applicable laws that require us to extend the period during which notes may be tendered or withdrawn as a result of changes in the terms of or information relating to the exchange offer.

  Use of Proceeds; Fees and Expenses of the Exchange Offer

        We will not receive any cash proceeds from this exchange offer. Old Notes that are properly tendered and exchanged pursuant to the exchange offer will be retired and canceled. Accordingly, our issuance of 2009 Notes will not result in any cash proceeds to us. We estimate that the approximate total cost of the exchange offer will be $4.1 million.

  Taxation

        We believe that the exchange of Old Notes for 2009 Notes should be treated as a recapitalization for U.S. federal income tax purposes. Accordingly, holders of Old Notes who participate in the exchange offer should not recognize gain or loss in connection with the exchange.

        The 2009 Notes may be treated as issued with original issue discount for U.S. federal income tax purposes. If that is the case, holders will generally be required to include original issue discount on the 2009 Notes in income for U.S. federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest, before the receipt of cash payments attributable to this income.

        Please see "Material United States Federal Income Tax Considerations" beginning on page 32.

SGI

        SGI, a Delaware corporation incorporated in California in 1981 and reincorporated in Delaware in 1990, is a leader in high-performance computing, visualization and the management of large-scale complex data. We sell highly scalable servers, advanced visualization systems, desktop workstations, storage solutions and a range of software products which enable our customers in the scientific, technical and creative communities to solve their most challenging problems and provide them with strategic and competitive advantages in their marketplace. We also offer a range of technical solutions, including professional services, Reality Center™ immersive visualization centers, customer support and education. These products and services are targeted primarily towards five market segments: Government and Defense, Science, Manufacturing, Energy, and Media.

        We maintain offices worldwide and operate a manufacturing facility in Chippewa Falls, Wisconsin. Our principal executive offices are located at 1600 Amphitheatre Parkway, Mountain View, California 94043. Our U.S. telephone number is (650) 960-1980.

        Our common stock is traded on the New York Stock Exchange under the symbol "SGI". For additional information concerning SGI, please see "Where You Can Find More Information" on page 56.

RECENT DEVELOPMENTS

        In April 2003 we renewed at maturity our asset-based credit facility with Foothill Capital Corporation, referred to in this prospectus as our "secured credit facility". Available credit under the amended facility is now based on a broader definition of eligible accounts receivable and inventory, up to a maximum of $50 million available credit. Utilization of the facility to support letters of credit in an aggregate amount above the eligible accounts on a monthly basis will require cash collateral. At March 28, 2003 this facility was collateralized by restricted cash deposits of $36 million to secure our $49 million utilization of the line for letters of credit. We believe that the broader definition of eligible accounts in the renewed facility will substantially reduce the need for additional cash collateral in future periods. The facility contains financial and other covenants. We were not in compliance with the financial covenants in the previous facility in the third quarter of fiscal 2003, and these covenants were waived. The facility will mature in April 2005, subject to acceleration in the event we do not successfully extend the maturity of at least 90% principal amount of our Old Notes (including through this exchange offer) or otherwise deal with the obligation represented by the Old Notes in a manner satisfactory to Foothill in its sole discretion on or before March 5, 2004. If we fail to do so, the maturity of the credit facility will accelerate to the date that is 91 days before the maturity of the Old Notes.

        On April 21, 2003 we announced our results for the quarter ended March 28, 2003. Revenue for the quarter was $217.1 million, compared with $262.7 million for the previous quarter. Gross margin was 37.1%, compared to 43.5% for the previous quarter. Operating expenses were $128.4 million, compared to $122.8 million for the previous quarter. This resulted in an operating loss of $47.9 million compared to $8.6 million for the previous quarter and a net loss of $35.0 million compared with $17.0 million. Unrestricted cash, cash equivalents and marketable investments declined from $182.0 million at December 27, 2002 to $141.0 million at March 28, 2003.

SUMMARY COMPARISON OF OLD NOTES TO 2009 NOTES

        The following comparison of the terms of the Old Notes to the terms of the New Notes and New Convertible Notes is only a summary. For a more detailed description of the terms of the Old Notes and terms common to all of the notes, please see "Description of the Old Notes." For a more detailed description of the differences between our New Notes and our New Convertible Notes, and of the differences between those notes and the Old Notes, please see "Description of the 2009 Notes".

	Old Notes	New Notes	New Convertible Notes
Issuer	Silicon Graphics, Inc.	Silicon Graphics, Inc.	Silicon Graphics, Inc.
Notes Offered	$230,000,000 aggregate principal amount of 5.25% Senior Convertible Notes Due 2004 issued under an indenture dated September 7, 1997 between us and U.S. Bank National Association, as trustee.	Up to $230,000,000 aggregate principal amount of 11.75% Senior Notes Due 2009, issued under an indenture to be entered into between us and U.S. Bank National Association, as trustee.	Up to $120,000,000 aggregate principal amount of 6.50% Senior Convertible Notes Due 2009, issued under an indenture to be entered into between us and U.S. Bank National Association, as trustee.
Interest Payment Dates	Payable on March 1 and September 1 of each year.	Payable on January 1 and July 1 of each year, commencing January 1, 2004.	Same terms as New Notes.
Interest	5.25% per annum in cash.	11.75% per annum in cash accruing from the first date after the expiration of the exchange offer.	6.50% per annum in cash accruing from the first date after the expiration of the exchange offer.
Maturity	September 1, 2004	July 1, 2009	July 1, 2009
Conversion	Convertible at the option of the holder into shares of common stock at a conversion price equal to $18.70 per share, subject to adjustment in certain events.	Not convertible.	Convertible at the option of the holder into shares of common stock at a conversion price equal to $3.00 per share, subject to adjustment in certain events.
Subordination	The Old Notes are unsubordinated and rank pari passu with all of our other unsubordinated indebtedness.	Same terms as Old Notes.	Same terms as Old Notes.

Redemption at the Option of the Company
The Old Notes are redeemable at our option, in whole or in part, on not less than 30 days' nor more than 60 days' notice, at the following redemption prices in effect during the 12-month period beginning September 1 of each of the following years (expressed as percentages of the principal amount), plus accrued and unpaid interest thereon to, but excluding, the redemption date: 100.75% in 2003 and 100% at September 1, 2004.
The New Notes are redeemable at our option, in whole or in part, on not less than 10 days' nor more than 60 days' notice, at the following redemption prices in effect during the 12-month period beginning July 1 of each of the following years (expressed as percentages of the principal amount), plus accrued and unpaid interest thereon to, but excluding, the redemption date:
  •  105% in 2003
  •  104% in 2004
  •  103% in 2005
  •  102% in 2006
  •  101% in 2007
• 100% thereafter until maturity
The New Convertible Notes are not redeemable for the first two years following issuance. In the third year following issuance, the New Convertible Notes may be redeemed at our option, in whole or in part, on not less than 10 days' nor more than 60 days' notice, at 100% of the principal amount thereof, plus accrued and unpaid interest thereon to, but excluding, the redemption date, provided that the closing price of our common stock has been at least 150% of the then-applicable conversion price for the 20 consecutive trading days ending two trading days prior to the notice of redemption. Thereafter, New Convertible Notes may be redeemed at our option, in whole or in part, at 100% of the principal amount thereof, plus accrued and unpaid interest thereon to, but excluding, the redemption date.
Redemption at the Option of the Holder upon a Fundamental Change
If a Fundamental Change occurs at any time prior to September 1, 2004, each holder of Old Notes will have the right, at the holder's option, to require us to redeem any or all of that holder's Old Notes at a price determined by a formula based upon the price paid to common shareholders as a result of such Fundamental Change, or if consideration other than cash is paid, based on the market price of our common stock during the 10 trading days prior to the record date in connection with such Fundamental Change. Based upon an assumed price of $3.00 per common share, such redemption price would be $161.63 per $1,000 principal amount until September 1, 2003 and $160.43 thereafter.
		If a Fundamental Change occurs at any time prior to July 1, 2009, each holder of New Notes will have the right, at the holder's option, to require us to redeem any or all of its New Notes at 100% of the principal amount thereof, plus accrued and unpaid interest thereon to, but excluding, the repurchase date.	Same terms as New Notes.

Events of Default
  •  Default in payment of principal, or default for 30 days in payment of interest,

  •  Failure to cure within 60 days a default on any other agreements in the Old Notes or old indenture, or

• Certain events of bankruptcy or insolvency.
		Same terms as for Old Notes, except that any event of default under our secured credit facility, the old indenture, or either of the new indentures that results in the principal amount of and accrued interest on that debt becoming immediately due and payable will also be an event of default under both new indentures.	Same terms as New Notes.
Listing	The Old Notes are listed on the New York Stock Exchange.	We intend to apply to list the New Notes on the New York Stock Exchange.	We intend to apply to list the New Convertible Notes on the New York Stock Exchange.
Covenants	The indenture governing the Old Notes contains a covenant limiting our ability to: • consolidate or merge with, or sell substantially all our assets to, another person.
Same terms as the Old Notes, except that the indenture governing the New Notes will contain covenants limiting our ability to:

  •  incur additional debt,

  •  pay dividends on our capital stock, and

  •  redeem or repurchase capital stock or prepay or repurchase subordinated debt.

		See "Description of the 2009 Notes—Restriction on Additional Indebtedness" and "—Restricted Payments" for a description of these covenants.	Same terms as New Notes.

THE INFORMATION AGENT

        The information agent for the exchange offer will be MacKenzie Partners, Inc. The address and telephone number of the information agent are as follows:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
 Call Toll-Free (800) 322-2885
Email: proxy@mackenziepartners.com

THE EXCHANGE AGENT

        U.S. Bank National Association will act as exchange agent for purposes of processing tenders and withdrawals of Old Notes in the exchange offer. The address and telephone number of the exchange agent are as follows:

U.S. Bank National Association
Corporate Trust Services
(Silicon Graphics, Inc.)
180 East Fifth Street
St. Paul, MN 55101
Telephone (651) 244-8161
Facsimile (651) 244-1537

        We will pay the exchange agent and information agent reasonable and customary fees for their services and will reimburse them for all their reasonable out-of-pocket expenses.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF SGI

        The selected historical financial data as of and for each of the five years ended June 28, 2002, June 30, 2001, June 30, 2000, June 30, 1999 and June 30, 1998 have been derived from our audited consolidated financial statements. These selected historical data are not necessarily indicative of future operations. Several factors affect comparability of the information presented below. For example, we sold our Cray product line and distributed our remaining interest in MIPS Technologies, Inc. to our stockholders in the third and fourth quarters, respectively, of fiscal 2000 and sold a majority interest in our SGI Japan subsidiary to NEC in the second quarter of fiscal 2002.

        The selected financial data as of and for the six-month periods ended December 27, 2002 and December 28, 2001 are derived from unaudited consolidated financial statements incorporated by reference in this prospectus. The interim results for the six month period ended December 27, 2002 are not necessarily indicative of results that may be expected for the entire fiscal year ending June 27, 2003 or for future interim periods.

        These selected historical financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and accompanying notes included in our 2002 Annual Report on Form 10-K and the consolidated financial statements and accompanying notes included in our Quarterly Report on Form 10-Q for the quarter ended December 27, 2002, both incorporated into this prospectus by reference.

	Fiscal Years Ended					Six Months Ended
	June 28, 2002 (fiscal 2002)	June 30, 2001 (fiscal 2001)	June 30, 2000(1) (fiscal 2000)	June 30, 1999 (fiscal 1999)	June 30, 1998 (fiscal 1998)	December 27, 2002	December 28, 2001
	(in thousands, except per share amounts)
Operating Data:
Total revenue	$1,341,385	$1,854,461	$2,331,134	$2,748,957	$3,100,610	$504,456	$743,280
Costs and expenses:
Cost of revenue	770,412	1,247,713	1,503,525	1,603,250	1,963,551	292,817	422,906
Research and development	176,893	236,240	301,248	380,346	459,188	85,563	89,715
Selling, general and administrative	450,365	716,591	785,196	907,612	1,068,429	160,863	254,831
Other operating expense (recovery)(2)	44,476	102,052	102,861	(15,107)	205,543	14,261	32,032

Operating loss	(100,761)	(448,135)	(361,696)	(127,144)	(596,101)	(49,048)	(56,204)
Interest and other income (expense), net(3)	18,502	(18,020)	(20,188)	252,865	(818)	(8,008)	31,207

(Loss) income before income taxes	$(82,259)	$(466,155)	$(381,884)	$125,721	$(596,919)	$(57,056)	$(24,997)

Net (loss) income	$(46,323)	$(493,043)	$(829,544)	$53,829	$(459,627)	$(58,069)	$(19,970)

Net (loss) income per share:
Basic	$(0.24)	$(2.59)	$(4.52)	$0.29	$(2.47)	(0.29)	(0.10)
Diluted	$(0.24)	$(2.59)	$(4.52)	$0.28	$(2.47)	(0.29)	(0.10)
Shares used in the calculation of net (loss) income per share:
Basic	194,974	190,338	183,528	186,374	186,149	200,212	192,490
Diluted	194,974	190,338	183,528	189,427	186,149	200,212	192,490

	As of					As of
	June 28, 2002 (fiscal 2002)	June 30, 2001 (fiscal 2001)	June 30, 2000 (fiscal 2000)	June 30, 1999 (fiscal 1999)	June 30, 1998 (fiscal 1998)	December 27, 2002
Balance Sheet Data:
Cash, cash equivalents and unrestricted investments	$218,180	$126,107	$258,081	$688,143	$736,720	$182,005
Restricted investments	44,689	76,853	126,408	94,226	—	38,826
Working capital (deficiency)	94,665	(41,884)	58,781	869,980	968,700	69,096
Total assets	910,119	1,283,029	1,839,211	2,788,257	2,964,706	775,441
Long-term debt and other	427,812	412,720	385,133	387,005	403,522	421,310
Stockholders' (deficit) equity	(54,641)	(25,283)	592,550	1,424,199	1,464,512	(107,989)
Statistical Data:
Number of employees	4,443	5,956	6,726	9,191	10,286	4,159

(1)
Amounts reflect the March 31, 2000 sale of our Cray product line.

(2)
Fiscal 2002 amounts include net restructuring charges ($33 million) and impairment charges ($12 million). Fiscal 2001 amounts include net restructuring charges ($82 million) and impairment charges ($20 million). Fiscal 2000 amounts include net restructuring charges ($65 million) and impairment charges ($38 million). Fiscal 1999 amounts include a reduction in previously estimated restructuring charges ($14 million). Fiscal 1998 amounts include restructuring charges ($144 million), a charge for long-lived asset impairment ($47 million) and a write-off of acquired in-process technology ($17 million). Six months ended December 27, 2002 amounts include net restructuring charges ($13 million) and impairment charges ($1 million). Six months ended December 28, 2001 include net restructuring charges ($22 million) and impairment charges ($10 million).

(3)
Fiscal 2002 amounts include a $64 million gain on sale of 60% interest in SGI Japan and $24 million in class action lawsuit settlement expense. Fiscal 2001 amounts include an $83 million write-off of our investment in a private company and $50 million in gains from the sale of marketable investments. Fiscal 2000 amounts include a loss on the sale of the Cray product line ($8 million). Fiscal 1999 amounts include a $273 million gain on the sale of a portion of SGI's interest in MIPS Technologies, Inc. Six months ended December 28, 2001 include a $64 million gain on sale of 60% interest in SGI Japan offset in part by $21 million in class action lawsuit settlement expense.

RATIO OF EARNINGS TO FIXED CHARGES

        Our ratio of earnings to fixed charges for the fiscal year ended June 30, 1999 was 4.3. For the fiscal years ended June 28, 2002, June 30, 2001, June 30, 2000 and June 30, 1998 and for the six months ended December 27, 2002, earnings were insufficient to cover fixed charges by $82.3 million, $466.2 million, $381.9 million, $596.9 million, and $57.1 million, respectively, and for this reason no ratios are provided for these periods.

BOOK VALUE PER SHARE

        At December 27, 2002, book value per share was $(0.54).

UNAUDITED PRO FORMA INFORMATION

        The unaudited information below is presented pro forma to reflect the effects of the exchange offer under two scenarios, assuming in each case that 100% of holders of the Old Notes participate in the exchange offer. Under alternative (1) below, we have assumed that the holders of Old Notes exchange for $230 million in principal amount of New Notes, and under alternative (2) that the holders of Old Notes exchange for $110 million in principal amount of New Notes and $120 million in principal amount of New Convertible Notes.

Pro Forma Ratio of Earnings to Fixed Charges

        For the fiscal year ended June 28, 2002 and for the six months ended December 27, 2002, earnings would have been insufficient to cover fixed charges by:

        under alternative (1) $97.2 million and $64.5 million, respectively, and under alternative (2) $90.9 million and $61.4 million, respectively.

Interest Expense

        For the fiscal year ended June 28, 2002 and for the six months ended December 27, 2002 the Company's interest expense related to the 2009 Notes would have been:

        under alternative (1), $27 million and $13.5 million, respectively, and under alternative (2), $20.7 and $10.4 million, respectively.

        Actual interest expense for the corresponding periods was $12.1 million and $6.1 million, respectively.

MARKET AND MARKET PRICES

        Our common stock and the Old Notes currently trade on the NYSE under the symbols "SGI" and "SGI 04", respectively. The last reported sale price of our common stock on the NYSE on April 17, 2003 was $1.45. The reported last sale price per Old Note on the NYSE on April 17, 2003 was $78.00. As of March 28, 2003 there were 202,218,949 shares of common stock outstanding.

  Our Common Stock

        The following table sets forth the high and low sale prices per share of our common stock on the New York Stock Exchange for the periods indicated. For current price information, you should consult publicly available sources.

	High	Low
Fiscal 2001
First Quarter	5.00	3.56
Second Quarter	4.56	3.12
Third Quarter	5.00	3.56
Fourth Quarter	4.00	1.02
Fiscal 2002
First Quarter	1.28	0.32
Second Quarter	2.40	0.44
Third Quarter	4.61	2.10
Fourth Quarter	4.16	2.50
Fiscal 2003
First Quarter	2.90	0.80
Second Quarter	1.72	0.56
Third Quarter	1.85	1.07
Fourth Quarter (through April 17, 2003)	1.61	1.36

  Our Old Notes

        The following table sets forth the high and low sale prices paid for the Old Notes for the periods indicated. For current price information, you should consult publicly available sources.

	High	Low
Fiscal 2001
First Quarter	68.50	61.00
Second Quarter	68.00	53.00
Third Quarter	62.875	57.125
Fourth Quarter	60.00	22.00
Fiscal 2002
First Quarter	24.00	11.50
Second Quarter	59.00	18.50
Third Quarter	79.00	57.00
Fourth Quarter	77.00	60.00
Fiscal 2003
First Quarter	69.00	40.00
Second Quarter	68.130	40.00
Third Quarter	79.50	55.00
Fourth Quarter (through April 17, 2003)	79.875	73.375

RISK FACTORS

        SGI operates in a rapidly changing environment that involves a number of risks, some of which are beyond our control. Additionally, in recent years SGI has experienced declining revenue and substantial operating losses. Some of the risks related to the environment in which we operate and our current financial condition are highlighted below under the caption "Risks Relating to Our Business." An investment in the 2009 Notes involves its own set of risks. Risks related specifically to your participation in the exchange offer and ownership of the 2009 Notes are discussed under the caption "Risks Relating to the Exchange Offer".

        You should carefully consider the risks described below in deciding whether to tender your Old Notes.

Risks Relating to the Exchange Offer

        If the exchange offer is unsuccessful we may be unable to repay the Old Notes at maturity.

        We do not currently believe that we will be able to generate sufficient cash to repay the Old Notes at maturity on September 1, 2004. Our unrestricted cash, cash equivalents and marketable investments declined from $182 million at December 27, 2002 to $141 million at March 28, 2003. The working capital requirements of our business result in substantial fluctuations in our cash balances during fiscal quarters. We would be unable to repurchase or repay the Old Notes at maturity without depleting our cash balance to a level that would be insufficient to support our business.

        Failure to complete the exchange offer would have a material adverse effect on our business.

        If we are unable to complete the exchange offer, there is a substantial risk that uncertainty about our ability to repay or refinance the Old Notes could erode customer confidence which would have a material adverse effect on our business. We believe this uncertainty would be one of the factors considered by our independent auditors in evaluating our ability to continue as a going concern in connection with their audit of our financial statements as of June 27, 2003. In addition, we would be in default under our secured credit facility if we fail to complete the exchange offer or otherwise refinance 90% of the Old Notes prior to March 5, 2004. Therefore unless we are able to refinance the Old Notes prior to maturity, there is a substantial risk of default.

        The Old Notes and the 2009 Notes are unsecured obligations of SGI and will be effectively subordinated to our obligations to our secured creditor.

        The Old Notes and the 2009 Notes are unsecured obligations of SGI and are effectively subordinated to our secured debt. As of March 28, 2003 we were utilizing $49 million available under our secured credit facility which is secured by our U.S. accounts receivable, inventory, intellectual property and $35 million in restricted cash on deposit as of that date. See "Summary—Recent Developments" for a description of the terms on which we renewed our secured credit facility in April 2003. In the event of our insolvency, the assets securing this facility would be available to satisfy the claims of our secured lender prior to any application of those assets to payment of other creditors, including the holders of the Old Notes or the 2009 Notes. Further, the indentures governing the 2009 Notes will limit but not prohibit the incurrence of senior debt or the incurrence of other debt and liabilities by us. The incurrence of additional debt and other liabilities could impede our ability to pay obligations on our 2009 Notes.

        Our interest expense will increase as a result of the exchange offer.

        Because the Old Notes bear interest at the rate of 5.25% and the New Notes and New Convertible Notes will pay 11.75% and 6.50% respectively, our interest expense will increase significantly as a result of the exchange offer. The extent of the increase will depend on the proportion of New Notes and New Convertible Notes issued in the exchange offer. If the maximum of $120 million in New Convertible Notes were issued, our annual interest expense related to the notes would increase from its current level of approximately $12.1 million to $20.7 million. If the Old Notes were exchanged exclusively for New Notes, the annual interest expense would be approximately $27 million.

        We may be unable to repay our 2009 Notes.

        At maturity, the entire principal amount of our New Notes and the outstanding principal amount of the New Convertible Notes will become due and payable. The 2009 Notes do not have the benefit of a sinking fund or other requirement that we prepay principal. At maturity we may not have sufficient funds and may be unable to arrange for additional financing to pay the principal amount or repurchase price due on our 2009 Notes then outstanding.

        We cannot give you any assurance as to the liquidity of any trading market for the 2009 Notes.

        The Old Notes currently trade on the New York Stock Exchange, and we intend to apply for listing of the 2009 Notes on the New York Stock Exchange. The liquidity of the respective trading markets for the New Notes and the New Convertible Notes will depend largely on how the holders of the Old Notes choose between these securities. An issue of securities with a smaller float may be more volatile in price than a comparable issue of securities with a greater float. Thus if a disproportionately large percentage of holders of the Old Notes chooses either issue of the 2009 Notes, the liquidity and price of the smaller issue may be adversely affected.

        If you do not tender your Old Notes, the notes you retain are expected to become less liquid as a result of the exchange offer.

        If the exchange offer is completed successfully, the liquidity of the markets for Old Notes remaining after the completion of the exchange offer will be substantially reduced. The reduced float of the Old Notes after the consummation of the exchange offer may cause the market price of the Old Notes to decline and their trading price to be more volatile. If the market value of the Old Notes outstanding after the exchange offer is less than $1 million, the NYSE may delist the Old Notes.

        We have not obtained a third-party determination that the exchange offer is fair to holders of the Old Notes.

        We have designed the New Notes and the New Convertible Notes to be economically attractive by offering holders a higher interest rate and, in the case of the New Convertible Notes, a lower conversion price compared to the Old Notes. The exchange offer has been unanimously approved by our Board of Directors. We are not, however, making a recommendation whether holders should exchange their Old Notes, or how holders should choose between the New Notes and the New Convertible Notes. We have not retained and do not intend to retain any unaffiliated representative to act solely on behalf of the holders for purposes of negotiating the terms of the exchange offer and/or preparing a report concerning the fairness of the exchange offer. We cannot assure holders of the Old Notes that the value of the 2009 Notes will equal or exceed the value of the Old Notes, and we do not take a position as to whether you ought to participate in the exchange offer or how you should choose between the New Notes and the New Convertible Notes.

Risks Relating to Our Business

        We have been unprofitable for the past several years, and if we are unable to reverse or reduce our declining revenue trend we may have insufficient liquidity to manage our business.

        We have had declining revenue and have been unprofitable on an operating basis for the past several fiscal years. In the past two fiscal years, we have restructured our overall operations, improving our gross margins and significantly reducing our operating expenses. However, we have continued to experience lower revenues and operating losses during the first three quarters of fiscal 2003, and in the quarter ended March 31, 2003 our gross margin declined to 37.1%. We have already availed ourselves of most opportunities to generate cash through non-recurring transactions such as sales of assets. If we do not stabilize and in time increase our revenue base, we may be unable to continue to reduce expenses or effect transactions that would compensate for further revenue declines. If we fail to achieve our targets, we could be forced to make significant changes in the terms of our relationships with key suppliers or financial partners, which could further decrease our cash position. If these events occur, we may not have adequate liquidity to manage our business.

        We have recently introduced a number of new products, including most recently, the SGI Altix 3000 products, but we cannot assure you they will achieve market acceptance.

        In January 2003 we introduced the SGI Altix family of servers and superclusters based on the Intel Itanium 2 processor and the Linux operating system. Risks associated with this new product line include dependence on Intel in terms of price, supply, performance, and product roadmaps; the availability of Linux applications optimized for the 64-bit Itanium platform or our scalable systems architecture; and competition from other suppliers of Intel-based servers. There can be no assurance that this new product line will achieve market acceptance. We introduced new visualization, SGI Origin high performance computer servers, and high performance storage products in 2002; thus their level of market acceptance is still uncertain. Our ability to achieve future revenue growth will depend significantly on the market success of these products. If one or more of the product lines were to fail in the market, it could have an adverse effect on our business.

        We may not be able to sustain adequate research and development levels.

        During fiscal 2002 and the first nine months of fiscal 2003 our research and development expense represented 13% and 18%, respectively, of our revenues. We have continued to invest in significant R&D spending despite declining revenues because we believe that innovation is at the heart of our competitive differentiation and because our product strategy is largely based upon an SGI-specific operating system, microprocessor, systems architecture and other distinctive elements requiring significant R&D investment. If our revenues continue to decline and we are required to make significant reductions in these spending levels it could materially impair our ability to develop innovative new products, attract long-term customer commitments, weaken our competitive position and accelerate our revenue decline.

        We are increasingly dependent on partners and suppliers.

        Our business has always involved close collaboration with partners and suppliers. The market acceptance of our new SGI Altix 3000 systems may increase our dependence on Intel and other partners. Our business could be adversely affected, for example, if Intel fails to meet product release schedules, if we experience supply constraints, or if we experience any other interruption or delay in the supply chain. The competitiveness of our system products, particularly our servers, is significantly affected by the availability on our platform of third-party software applications that are important to customers in our target markets. Our ability to work with our software partners to ensure porting of these applications to our IRIX operating system and, in the future, to Linux, is a key factor to our business success.

        We may not be able to obtain additional capital when needed.

        We currently have an asset-based credit facility that may be declared to be in default if we fail to meet certain financial and other covenants. The facility is currently secured by U.S. and Canadian accounts receivable and inventory and the pledge of certain intellectual property. We also deposit additional cash when eligible accounts, which fluctuate within the quarter, are below the level needed to secure our letters of credit. At March 28, 2003 we had $36 million deposited for these purposes. We obtained waivers of compliance with the covenants of this facility from the lenders in the first and third quarters of fiscal 2003 and the second, third and fourth quarters of fiscal 2002. If we are not able to comply with the financial and other covenants of this facility or there is a material adverse change impairing our ability to repay the outstanding balance, the facility may be declared to be in default. If a default is declared and not waived or if the facility matures and is not renewed, we may not be able to obtain alternative sources of financing on acceptable terms.

        In the future, we may need to obtain additional financing to fund our business or repay our debt, and there can be no assurance that financing will be available in amounts or on terms acceptable to us. In addition, if funds are raised through further incurrence of debt, our operations and finances may become subject to further restrictions and we may be required to limit our service or product development activities or other operations, or otherwise modify our business strategy. If we obtain additional funds by selling any of our equity securities or if we issue equity derivative securities in connection with obtaining debt financing, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution, or the equity securities may have rights, preferences or privileges senior to the common stock.

        We are dependent on sales to the U.S. government.

        A significant portion of our revenue is derived from sales to the U.S. government, either directly by us or through system integrators and other resellers. Sales to the government present risks in addition to those involved in sales to commercial customers, including potential disruptions due to appropriation and spending patterns. The U.S. government can typically terminate or modify its contracts with us at any time for its convenience. Any disruption or limitation in our ability to do business with the United States government could have an adverse impact on SGI.

        A portion of our business requires security clearances from the United States government. We have implemented measures to maintain our clearances in light of the fact that our CEO, Robert Bishop, is an Australian citizen. These arrangements are subject to periodic review by customer agencies and the Defense Security Service of the Department of Defense.

        Downward fluctuations in the price of our common stock may cause our common stock to be delisted.

        On October 24, 2002 we were notified by the NYSE that we were not in compliance with its requirement that listed securities trade at a minimum per share price of $1.00 averaged over a thirty day trading period. Our stock price has recovered, but if it were to decline again and not recover, the NYSE could terminate the listing of our common stock. Declines in the price of our common stock may be caused by our failure to meet the investment community's expectations for quarterly revenue or earnings or by broader market trends unrelated to our performance. Delisting would adversely affect the liquidity and market price of our common stock.

        Our business experiences period to period fluctuations.

        Our operating results may fluctuate for a number of reasons. Delivery cycles, other than those for large-scale server products, are typically short. Over half of each quarter's product revenue results from orders booked and shipped during the third month, and disproportionately in the latter half of that month. These factors make the forecasting of revenue inherently uncertain. Because we plan our operating expenses, many of which are relatively fixed in the short term, on expected revenue, even a relatively small revenue shortfall may cause a period's results to be substantially below expectations. Such a revenue shortfall could arise from any number of factors, including lower than expected demand, supply constraints, delays in the availability of new products, transit interruptions, overall economic conditions, military or terrorist actions (including the current war in Iraq), or natural disasters. Demand can also be adversely affected by product and technology transition announcements by SGI or our competitors. The timing of customer acceptance of certain large-scale server products may also have a significant effect on periodic operating results. Margins are heavily influenced by revenue levels, mix considerations, including geographic concentrations, the mix of product and service revenue, and the mix of server and desktop product revenue as well as the mix of configurations within these product categories.

        The present uncertainty in the economy has impacted the timing of buying decisions of our customers. Unless and until the economic environment becomes more positive it will be difficult for us to experience growth in revenue.

        Many of our international sales require export licenses.

        Our sales to foreign customers are subject to export regulations. Sales of many of our high-end products require clearance and export licenses from the U.S. Department of Commerce under these regulations. Our international sales would be adversely affected if such regulations were tightened, or if they are not modified over time to reflect the increasing performance of our products.

        In December 2002 we reached agreements with the U.S. Departments of Commerce and Justice to settle civil and criminal export licensing issues related to the sale of four deskside computers in 1996 to a Russian government laboratory, as well as administrative claims related to sales to other countries. We have initiated communication with the principal U.S. government customer agency that first reviewed these matters in 1997. We plan to work closely with our key customers to share the facts of this case and to explain the enhanced export compliance program that we have put in place. Although there can be no assurance that the settlement will not have an adverse effect on our U.S. government business, we do not believe the settlement should have a significant impact on revenues or important customer relationships.

        The Swiss authorities are investigating compliance with their export regulations in connection with exports from the Swiss manufacturing facility we closed during the second quarter of fiscal 2002. We believe that this matter will be resolved without a significant adverse effect on our business.

        We may not be able to develop and introduce new products on a timely basis.

        Meeting our objectives for the future will require that our recently introduced products achieve success in the marketplace and that we succeed in the timely development and introduction of more successful new products. Product transitions are a recurring part of our business. A number of risks are inherent in this process.

        The development of new technology and products is increasingly complex and uncertain, which increases the risk of delays. The introduction of new computer systems requires close collaboration and continued technological advancement involving multiple hardware and software design teams, internal manufacturing teams, outside suppliers of key components such as semiconductors and outsourced manufacturing partners. The failure of any one of these elements could cause our products under development to fail to meet specifications or to miss the aggressive timetables that we establish. There is no assurance that development or acceptance of our new systems will not be affected by delays in this process.

        Short product life cycles place a premium on our ability to manage the transition to new products. We often announce new products in the early part of a quarter while the product is in the final stages of development and testing, and seek to manufacture and ship the product in volume during the same quarter. Our results could be adversely affected by such factors as development delays, the release of products to manufacturing late in any quarter, quality or yield problems experienced by suppliers, variations in product costs and excess inventories of older products and components. In addition, some customers may delay purchasing existing products in anticipation of new product introductions.

        Most products are upgraded during their product life cycle. The ability to upgrade products in a timely fashion is necessary to compete in the computer industry. Delay in introducing updates and upgrades can adversely affect acceptance and demand for product.

        We operate in a highly competitive industry.

        The computer industry is highly competitive, with rapid technological advances and constantly improving price/performance. Most of our competitors have substantially greater technical, marketing and financial resources. They also generally have a larger installed base of customers, faster processor speeds and a wider range of available applications software. Competition may result in significant discounting and lower gross margins.

        We may become involved in intellectual property disputes.

        We routinely receive communications from third parties asserting patent or other rights covering our products and technologies. Based upon our evaluation, we may take no action or may seek to obtain a license. We are in discussions with several parties that have asserted intellectual property infringement claims. In any given case there is a risk that a license will not be available on terms that we consider reasonable, or that litigation will ensue. We expect that, as the number of hardware and software patents issued continues to increase, and as competition in the markets we address intensifies, the volume of these intellectual property claims will also increase.

        We may not be able to retain and attract qualified employees.

        Our success depends on our ability to continue to attract, retain and motivate highly qualified technical, sales and marketing and management personnel. The uncertainties surrounding our business prospects and our continuing restructuring actions have increased the challenges of retaining world-class talent. We implemented further restructuring actions during fiscal 2003. As we continue to work through the turnaround process, there is no guarantee that we will not lose highly qualified employees or that we will be able to hire highly qualified candidates as new skills are needed.

DESCRIPTION OF THE EXCHANGE OFFER

Purpose of the Exchange Offer

        We do not currently believe that we will be able to generate sufficient cash to repay the Old Notes in full at maturity on September 1, 2004. Our unrestricted cash, cash equivalents and marketable investments declined from $182 million at December 27, 2002 to $141 million at March 28, 2003. The working capital requirements of our business result in substantial fluctuations in our cash balances during fiscal quarters. We would be unable to repurchase or repay at maturity the Old Notes without depleting our cash balance to a level that would be insufficient to support our business. If we are unable to complete the exchange offer, there is a substantial risk that uncertainty about our ability to repay or refinance the Old Notes could erode customer confidence which would have a material adverse effect on our business and we believe would be one of the factors considered by our auditors in evaluating our ability to continue as a going concern in connection with their audit of our financial statements as of June 27, 2003. In addition, we would be in default under our secured credit facility if we fail to complete the exchange offer or otherwise refinance 90% of the Old Notes prior to March 4, 2004. Therefore unless we are able to refinance the Old Notes prior to maturity, there is a substantial risk of default.

        The purpose of the exchange offer is to offer holders of the Old Notes an increase in yield and, in the case of the New Convertible Notes, a decrease in the conversion price of their investment in return for an extension of the maturity. If the exchange offer is successful, it will provide time to return our business to profitability and positive cash flow so that we can repay or refinance our debt prior to its revised maturity. We cannot assure you that, even if the exchange offer is successful, we will achieve these objectives.

        The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of Old Notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of such jurisdiction.

Negotiations with Noteholders; Agreement to Tender Old Notes

        Highfields Capital Management LP, a holder of approximately $67.5 million principal amount of the Old Notes, has agreed with us to tender and not to withdraw its Old Notes in the exchange offer in exchange for an equal amount of New Notes. Under the terms of its agreement to tender, Highfields may withdraw the tender of its notes if we materially amend the terms of the exchange offer or we fail to complete the exchange offer on or before June 30, 2003. Highfields also holds 16,435,720 shares, or approximately 8.1%, of our common stock.

        We and our financial and legal advisors sought input from Highfields and one other significant holder of Old Notes on the terms of an exchange offer that would be acceptable to them. Prior to discussing these matters, both Highfields and the other holder entered into non-disclosure and standstill agreements with us. Highfields, which is also a significant holder of our common shares, expressed a willingness to exchange Old Notes for a non-convertible security with a significantly higher yield than the Old Notes. The other holder, which owned only Old Notes, desired a convertible security. Accordingly, we structured the exchange offer to provide holders a choice of securities so as to encourage the highest possible participation.

Terms of the Exchange Offer; Period for Tendering

        This prospectus and the accompanying letter of transmittal contain the terms and conditions of the exchange offer. Upon the terms and subject to the conditions included in this prospectus and in the accompanying letter of transmittal, which together are the exchange offer, we will accept for exchange

Old Notes which are properly tendered on or prior to the expiration date, unless you have previously withdrawn them.

  •
  When you tender to us Old Notes as provided below, our acceptance of the Old Notes will constitute a binding agreement between you and us upon the terms and subject to the conditions in this prospectus and in the accompanying letter of transmittal.

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  For each $1,000 principal amount of Old Notes you tender accepted by us in the exchange offer, we will give you that principal amount of 2009 Notes. Upon completion of the exchange offer, we will also pay accrued and unpaid interest up to the date of acceptance on Old Notes that we accept for exchange.

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  The exchange offer is conditioned on the holders of 90% in principal amount of the Old Notes having tendered and not withdrawn their Old Notes at the expiration of the exchange offer and on effectiveness of the registration statement. Our obligation to accept Old Notes for exchange in the exchange offer is also subject to the conditions described under "—Conditions to the Exchange Offer".

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  You may exchange your Old Notes entirely for New Notes, entirely for New Convertible Notes, or for any combination of New and New Convertible Notes.

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  If, at the expiration date, holders of Old Notes have validly tendered more than $120 million in principal amount for New Convertible Notes, then the Exchange Agent will allot the New Convertible Notes to be issued on a pro rata basis, based on the amount of Old Notes tendered for New Convertible Notes. Any Old Notes not accepted because of proration will be exchanged for New Notes.

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  The exchange offer expires at midnight New York City time on May 16, 2003. We may, however, in our sole discretion, extend the period of time for which the exchange offer is open. References in this prospectus to the expiration date mean midnight New York City time on May 16, 2003 or, if extended by us, the latest time and date to which the exchange offer is extended by us.

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  We will keep the exchange offer open for no fewer than 20 business days, or longer if required by applicable law, after the date that we first mail notice of the exchange offer to the holders of the Old Notes. We are sending this prospectus, together with the letter of transmittal, on or about the date of this prospectus to all of the registered holders of Old Notes at their addresses listed in the trustee's security register with respect to the Old Notes.

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  We expressly reserve the right, at any time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance of any Old Notes, by giving oral or written notice of an extension to the Exchange Agent and notice of that extension to the holders as described below. During any extension, all Old Notes previously tendered will remain subject to the exchange offer unless withdrawal rights are exercised. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer.

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  We expressly reserve the right to amend or terminate the exchange offer at any time prior to the expiration date, and not to accept for exchange any Old Notes that we have not yet accepted for exchange, if any of the conditions of the exchange offer specified below under "Conditions to the Exchange Offer" are not satisfied.

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  We will give oral or written notice of any extension, amendment, waiver, termination or non-acceptance described above to holders of the Old Notes as promptly as practicable. If we amend this exchange offer in any respect or waive any condition to the exchange offer, we will give written notice of the amendment or waiver to the Exchange Agent and will make a public announcement of the amendment or waiver as promptly as practicable afterward. If we extend the expiration date, we will give notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date. As required by SEC rules, we will extend the exchange offer by at least five business days if we amend the offer in any material respect, including waiver of a material condition. Without limiting the manner in which we may choose to make any public announcement and subject to applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcements other than by issuing a release to the Dow Jones News Service.

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  Holders of Old Notes do not have any appraisal or dissenters' rights in connection with the exchange offer.

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  We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Exchange Act of 1934, as amended and the applicable rules and regulations of the United States Securities and Exchange Commission.

Important Reservation of Rights Regarding The Exchange Offer

        You should note that:

  •
  All questions as to the validity, form, eligibility, time of receipt and acceptance of Old Notes tendered for exchange will be determined by SGI in its sole discretion, and its determination shall be final and binding.

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  SGI reserves the absolute right to reject any and all tenders of any particular Old Notes not properly tendered or not to accept any particular Old Notes the acceptance of which might, in SGI's judgment or the judgment of SGI's counsel, be unlawful.

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  SGI also reserves the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular Old Notes, including the right to waive the ineligibility of any holder who seeks to tender Old Notes in the exchange offer. If we waive a condition with respect to any particular noteholder, we will waive it for all noteholders. Unless SGI agrees to waive any defect or irregularity in connection with the tender of Old Notes for exchange, you must cure any defect or irregularity within any reasonable period of time as SGI shall determine.

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  SGI's interpretation of the terms and conditions of the exchange offer either before or after the expiration date shall be final and binding on all parties.

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  Neither SGI, the Exchange Agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Old Notes for exchange, nor shall any of them incur any liability for failure to give any notification.

Conditions to the Exchange Offer

        We will accept for exchange all Old Notes validly tendered and not withdrawn if at least 90% of Old Notes are tendered for exchange before the expiration of the exchange offer. We will not be required to accept for exchange any Old Notes and may terminate, amend or extend the exchange offer before the acceptance of the Old Notes, if, on or before the expiration date:

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  holders of at least 90% of the principal amount of Old Notes have not validly tendered and not withdrawn their Old Notes;

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  SGI or any of its respective subsidiaries does not receive or obtain any consent, authorization, approval or exemption of or from any governmental authority that may be required or advisable in connection with the completion of this exchange offer, including that the registration statement of which this prospectus is a part shall not have been declared, or shall not continue to be, effective;

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  any action, proceeding or litigation seeking to enjoin, make illegal, delay the completion of or challenge in any respect the exchange offer, or otherwise relating in any manner to the exchange offer, is instituted or threatened;

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  any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the exchange offer, any of which would or might restrain, prohibit or delay completion of the exchange offer or impair the contemplated benefits of the exchange offer, to SGI;

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  any tender or exchange offer, other than this exchange offer, with respect to some or all of the outstanding Old Notes, or any merger, acquisition or other business combination proposal involving SGI or a substantial portion of its assets, shall have been proposed, announced or made by any person or entity; or

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  there has occurred

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  any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States or the European Union,

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  the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States,

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  any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on the business, condition (financial or other), income, operations or prospects of SGI or otherwise materially impair in any way the contemplated future conduct of SGI, or

  •
  in the case of any of the foregoing existing at the time of the commencement of the exchange offer, a material acceleration or worsening thereof.

  •
  a material adverse change in our financial condition or business prospects or an unforeseeable event that makes completion of the exchange offer inadvisable.

        The conditions listed above are for SGI's sole benefit and may be asserted by SGI regardless of the circumstances giving rise to any of these conditions. On or before the expiration date, SGI may waive these conditions in our sole discretion in whole or in part at any time and from time to time. The failure by SGI at any time to exercise any of the above rights will not be considered a waiver of that right, and these rights will be considered to be ongoing rights which may be asserted, before the expiration date, at any time and from time to time.

        If SGI determines in its reasonable discretion that any of the conditions are not satisfied, it may:

  •
  refuse to accept any Old Notes, return all tendered Old Notes to the tendering holders, and terminate the exchange offer;

  •
  extend the exchange offer and retain all Old Notes tendered before the expiration of the exchange offer, subject, however, to the rights of holders to withdraw these Old Notes (see "Withdrawal Rights" below); or

  •
  waive unsatisfied conditions relating to the exchange offer and accept all properly tendered Old Notes that have not been withdrawn. If we waive the condition that holders of at least 90% of the principal amount of Old Notes validly tender and not withdraw their Old Notes, we will extend the exchange offer by 10 business days and if we amend the offer in any other material respect, we will extend the offer by at least 5 business days, as required by Rule 13e-4(e)(3).

Procedures for Tendering

  What to submit and how

        If you, as the registered holder of Old Notes, wish to tender your Old Notes for exchange in the exchange offer, you must transmit a properly completed and duly executed letter of transmittal (or agent's message in lieu thereof as described below under "Book-Entry Transfer") to U.S. Bank National Association, as Exchange Agent at the address set forth below under "Exchange Agent" on or prior to the expiration date.

        In addition,

        (1)   a timely confirmation of a book-entry transfer of Old Notes, if such procedure is available, into the Exchange Agent's account at DTC using the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the expiration date; or

        (2)   you must comply with the guaranteed delivery procedures described below.

        The method of delivery of Old Notes, letters of transmittal and notices of guaranteed delivery is at your election and risk. If delivery is by mail, we recommend that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No letters of transmittal or Old Notes should be sent to SGI.

  How to sign your letter of transmittal and other documents

        Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes being surrendered for exchange are tendered either:

        (1)   by a registered holder of the Old Notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

        (2)   for the account of an eligible institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Exchange Agent, which requirements include membership or participation in the Security Transfer Agent Medallion Program, referred to in this prospectus as STAMP, or such other "signature guarantee program" as may be determined by the Exchange Agent in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

        If the letter of transmittal or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, the person should so indicate when signing and, unless waived by SGI, proper evidence satisfactory to SGI of its authority to so act must be submitted.

Book-Entry Transfer

        The Exchange Agent will make a request to establish an account with respect to the Old Notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in DTC's systems may make book-entry delivery of Old Notes by causing DTC to transfer Old Notes into the Exchange Agent's account in accordance with DTC's Automated Tender Offer Program procedures for transfer. However, the exchange for the Old Notes so tendered will only be made after timely confirmation of book-entry transfer of Old Notes into the Exchange Agent's account, and timely receipt by the Exchange Agent of an agent's message, transmitted by DTC and received by the Exchange Agent and forming a part of a book-entry confirmation. The agent's message must state that DTC has received an express acknowledgment from the participant tendering Old Notes that are the subject of that book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce the agreement against that participant.

        If your Old Notes are held through DTC, you must complete a form called "instructions to registered holder and/or book-entry participant", which will instruct the DTC participant through whom you hold your notes of your intention to tender your Old Notes or not tender your Old Notes. Please note that delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Exchange Agent and we will not be able to accept your tender of notes until the Exchange Agent receives a letter of transmittal (or an agent's message in lieu thereof) and a book-entry confirmation from DTC with respect to your notes. A copy of that form is available from the Exchange Agent.

        Except as described under "Description of the Old Notes—Book-Entry System—Certificated Notes" we have arranged for the 2009 Notes to be issued in the form of global notes registered in the name of DTC or its nominee and each holder's interest in it will be transferable only in book-entry form through DTC.

Guaranteed Delivery Procedures

        If you are a holder of Old Notes and you want to tender your Old Notes but the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if

        (1)   the tender is made through an eligible institution;

        (2)   prior to the expiration date, the Exchange Agent receives, by facsimile transmission, mail or hand delivery, from that eligible institution a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us and stating:

    •
    the name and address of the holder of Old Notes,

    •
    the amount of Old Notes tendered, and

    •
    that the tender is being made by delivering that notice and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, confirmation of a book-entry transfer of the tendered Old Notes to the Exchange Agent; and

        (3)   confirmation of a book-entry transfer is received by the Exchange Agent within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

Acceptance of Old Notes and Delivery of 2009 Notes

        Once all of the conditions to the exchange offer are satisfied or waived, we will accept all Old Notes properly tendered and will issue the 2009 Notes promptly after the expiration date. See "—Conditions to the Exchange Offer". For purposes of the exchange offer, our giving of oral or written notice of our acceptance to the Exchange Agent will be considered our acceptance of the exchange offer.

        In all cases, we will issue 2009 Notes in exchange for Old Notes that are accepted for exchange only after timely receipt by the Exchange Agent of:

  •
  a book-entry confirmation of transfer of Old Notes into the Exchange Agent's account at DTC using the book-entry transfer procedures described below, and

  •
  a properly completed and duly executed letter of transmittal (or agent's message in lieu thereof.)

        We will have accepted validly tendered Old Notes if and when we have given oral or written notice to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders for the purposes of receiving the 2009 Notes from us, and will make the exchange on, or promptly after, the expiration date. Following this exchange the holders in whose names the 2009 Notes will be issuable upon exchange will be deemed the holders of record of the 2009 Notes.

        The reasons we may not accept tendered Old Notes are:

  •
  the Old Notes were not validly tendered pursuant to the procedures for tendering. See "Procedures for Tendering";

  •
  we determine in our reasonable discretion that any of the conditions to the exchange offer have not been satisfied. See "Conditions to the Exchange Offer";

  •
  a holder has validly withdrawn a tender of Old Notes as described under "Withdrawal Rights"; or

  •
  we have prior to the expiration date of the exchange offer delayed or terminated the exchange offer. See "—Terms of the Exchange; Period for Tendering";

        If we do not accept any tendered Old Notes for any reason, we will return any unaccepted or non-exchanged Old Notes tendered promptly after the expiration or termination of the exchange offer.

        Old Notes which are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and remain subject to the old indenture.

Withdrawal Rights

        You can withdraw your tender of Old Notes at any time on or prior to the expiration date. You may also withdraw your tender if we have not accepted your Old Notes for payment after the expiration of 40 business days from the commencement of the exchange offer.

        For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at one of the addresses listed below under "Exchange Agent". Any notice of withdrawal must specify:

  •
  the name of the person having tendered the Old Notes to be withdrawn;

  •
  the principal amount of the Old Notes to be withdrawn; and

  •
  if Old Notes have been tendered using the procedure for book-entry transfer described above, the name and number of the account at DTC to be credited with the withdrawn Old Notes, and otherwise comply with the procedures of that facility.

        Please note that all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal will be determined by us, and our determination shall be final and binding on all parties. Any Old Notes so withdrawn will be considered not to have been validly tendered for exchange for purposes of the exchange offer.

        If you have properly withdrawn Old Notes and wish to re-tender them, you may do so by following one of the procedures described under "—Procedures for Tendering" above at any time on or prior to the expiration date.

Exchange Agent

        U.S. Bank National Association has been appointed as the Exchange Agent for the exchange offer. All executed letters of transmittal should be directed to the Exchange Agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the Exchange Agent, addressed as follows:

Deliver to:

U.S. Bank National Association

By Hand or Overnight Courier:	By Mail:
U.S. Bank National Association Attn: Corporate Trust Services (Silicon Graphics, Inc.) 180 East Fifth Street St. Paul, MN 55101 Attn: Specialized Finance	U.S. Bank National Association Attn: Corporate Trust Services (Silicon Graphics, Inc.) 180 East Fifth Street St. Paul, MN 55101 Attn: Specialized Finance

Facsimile Transmissions:
(By Eligible Institutions Only)
(651) 244-1537

To Confirm by Telephone:
(651) 244-8161

        Delivery to an address other than as listed above or transmission of instructions via facsimile other than as listed above does not constitute a valid delivery.

Fees and Expenses

        The expenses of soliciting tenders of Old Notes will be borne by SGI. The Information Agent and the Exchange Agent will mail solicitation materials on our behalf. Chanin Capital Partners ("Chanin") is acting as our financial advisor in connection with the exchange offer and will receive a fee of up to $3.0 million. We will also reimburse Chanin for reasonable out-of-pocket expenses. The total expense expected to be incurred by us in connection with the exchange offer, other than fees paid to Chanin, but including Chanin's reasonable expenses, printing, accounting and legal fees, and the fees and expenses of the Exchange Agent, Information Agent and trustee are estimated to be approximately $1.1 million.

Transfer Taxes

        Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes, except that holders who instruct us to register 2009 Notes in the name of, or request that Old Notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder, will be responsible for the payment of any applicable transfer tax.

Consequences of Failure to Properly Tender Old Notes in the Exchange Offer

        Issuance of the 2009 Notes in exchange for the Old Notes under the exchange offer will be made only after timely receipt by the Exchange Agent of such Old Notes, a properly completed and duly executed letter of transmittal (or agent's message in lieu thereof) and all other required documents, and the completion of the proration process with respect to any series of Old Notes, as applicable. Therefore, holders desiring to tender Old Notes in exchange for 2009 Notes should allow sufficient time to ensure timely delivery. We are under no duty to give notification of defects or irregularities of tenders of Old Notes for exchange.

        To the extent that Old Notes are tendered and accepted in connection with the exchange offer, any trading markets for the remaining Old Notes could be adversely affected. See "Risk Factors—Risks Relating to the Exchange Offer".

        To the extent that any Old Notes remain outstanding following completion of the exchange offer, they will remain obligations of SGI.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following are the material United States federal income tax consequences of the exchange offer to exchanging holders of Old Notes. This discussion applies only to Old Notes and 2009 Notes held as capital assets, and does not describe all of the tax consequences that may be relevant to a holder in light of the holder's particular circumstances or to holders subject to special rules, such as:

  •
  certain financial institutions;

  •
  insurance companies;

  •
  dealers in securities or foreign currencies;

  •
  persons holding old notes or new notes as part of a hedge;

  •
  United States Holders ("defined below") whose functional currency is not the U.S. dollar;

  •
  partnerships or other entities classified as partnerships for U.S. federal income tax purposes; or

  •
  persons subject to the alternative minimum tax.

        This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this exchange offer may affect the tax consequences described herein. Persons considering participation in the exchange offer are urged to consult their tax advisers with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state local or foreign taxing jurisdiction.

TAX CONSEQUENCES TO UNITED STATES HOLDERS

        As used in this prospectus, the term "United States Holder" means a beneficial owner of an Old Note or a 2009 Note acquired in the exchange offer that is for United States federal income tax purposes:

  •
  a citizen or resident of the United States;

  •
  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

  •
  an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

        The term United States Holder also includes certain former citizens and residents of the United States.

The Exchange

        The tax treatment of a United States Holder's exchange of Old Notes for 2009 Notes pursuant to the exchange offer will depend on whether the exchange is treated as a recapitalization. The exchange will be treated as a recapitalization only if both the Old Notes and the 2009 Notes constitute "securities" within the meaning of the provisions of the Code governing reorganizations. This, in turn, depends upon the terms and conditions of, and other facts and circumstances relating to, the Notes, and upon the application of numerous judicial decisions. We believe the exchange should qualify as a recapitalization for U.S. federal income tax purposes.

        Provided that the exchange is treated as a recapitalization under the Code, (i) a United States Holder will not recognize any gain or loss in respect of the exchange, (ii) the holding period for the

2009 Notes received in the exchange will include the period of time during which the holder held the corresponding Old Notes, and (iii) the tax basis in the 2009 Notes received in the exchange will equal the holder's adjusted tax basis in the Old Notes immediately prior to the exchange.

        If the exchange of the Old Notes for the 2009 Notes failed to qualify as a recapitalization under the Code, a United States Holder would recognize gain or loss equal to the difference, if any, between the amount realized on the exchange and the holder's adjusted tax basis in the Old Notes. In that case, the amount realized would equal the issue price (determined as described below) of the 2009 Notes received. Subject to the application of the market discount rules discussed in the next paragraph, any gain or loss would be capital gain or loss, and would be long-term capital gain or loss if at the time of the exchange the Old Notes had been held for more than one year. The deduction of capital losses for U.S. federal income tax purposes is subject to limitations. A United States Holder's holding period for a 2009 Note would commence on the date immediately following the date of issuance and the holder's tax basis in the 2009 Note would be the issue price of the 2009 Note (determined as described below).

        If a United States Holder holds Old Notes acquired at a "market discount", any gain recognized by the holder on the exchange of such Old Notes for 2009 Notes would be recharacterized as ordinary interest income to the extent of the accrued market discount that had not previously been included as ordinary income.

The 2009 Notes

  Original Issue Discount

        Regardless of whether the exchange qualifies as a recapitalization, the 2009 Notes will be treated as being issued with original issue discount ("OID") for U.S. federal income tax purposes if the stated redemption price at maturity of the 2009 Notes exceeds their issue price, subject to a statutory de minimis exception. Assuming the 2009 Notes are listed on the New York Stock Exchange, the issue price of the 2009 Notes will equal their fair market value at the time of the exchange. If the 2009 Notes were not considered publicly traded, the issue price of the 2009 Notes would equal the fair market value of the Old Notes at the time of the exchange. The amount of OID is de minimis if it is less than 1/4 of 1 percent of the stated redemption price at maturity multiplied by the number of complete years to maturity from the date of exchange. The stated redemption price at maturity is the sum of all payments to be made under the 2009 Notes other than qualified stated interest. Qualified stated interest generally is stated interest that is unconditionally payable at least annually at a single fixed rate over the entire term of the 2009 Notes.

        If the 2009 Notes are treated as issued with more than de minimis OID, a United States Holder will be required to include OID on the 2009 Notes in income for U.S. federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest, before the receipt of cash payments attributable to this income. The holder will also increase its tax basis in the 2009 Notes by a corresponding amount. The holder generally will be required to include in income increasingly greater amounts of original issue discount in successive accrual periods. A United States Holder will be required to include any qualified stated interest payments on the new notes in income in accordance with the holder's method of accounting for U.S. federal income tax purposes.

  Amortizable Bond Premium

        Regardless of whether the exchange qualifies as a recapitalization under the Code, if, immediately after the exchange, a United States Holder had a tax basis in the 2009 Notes (determined in the manner described above) in excess of the stated principal amount of the 2009 Notes, the 2009 Notes would be treated as issued with bond premium, and no OID would be required to be included in the gross income of the holder in respect of the 2009 Notes. In addition, the holder may elect to amortize the bond premium. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the holder and may be revoked only with the consent of the Internal Revenue Service.

  Acquisition Premium

        Assuming that the exchange qualifies as a recapitalization under the Code, a United States Holder would be treated as having "acquisition premium" with respect to the 2009 Notes if the tax basis in the holder's 2009 Notes (determined in the manner described above) is greater than the issue price of the 2009 Notes immediately after the exchange, but is less than or equal to the stated principal amount of the 2009 Notes. In this case, the amount of any OID includible in the holder's gross income in any taxable year will be reduced by an allocable portion of the acquisition premium (generally determined by multiplying the annual OID accrual by a fraction, the numerator of which is the amount of the acquisition premium, and the denominator of which is the total OID on the 2009 Notes).

  Market Discount

        Assuming that the exchange qualifies as a recapitalization under the Code, if a United States Holder acquired Old Notes for a purchase price that was less than the stated redemption price of the Old Notes (or, if the Old Notes were treated as issued with OID, their "revised issue price", as defined in Section 1278(a)(4) of the Code), the difference would constitute "market discount" for U.S. federal income tax purposes, subject to a de minimis exception. If the 2009 Notes have OID, some or all of the market discount could effectively convert into OID under the rules discussed above. In general, gain recognized upon the sale or other disposition of 2009 Notes having market discount should be treated as ordinary income to the extent of the market discount that accrued during a United States Holder's holding period for the 2009 Notes, unless the holder elects to include market discount in gross income annually as the market discount accrues.

  Conversion of New Convertible Notes into Common Stock

        A United States Holder's conversion of a New Convertible Note into common stock will not be a taxable event, except that the receipt of cash in lieu of a fractional share of common stock will result in capital gain or loss (measured by the difference between the cash received in lieu of the fractional share and the United States Holder's tax basis in the fractional share).

        A United States Holder's tax basis in common stock received upon a conversion of a New Convertible Note will be the same as the United States Holder's basis in the convertible note at the time of conversion, reduced by any basis allocated to a fractional share. The United States Holder's holding period for the common stock received will include the Holder's holding period for the New Convertible Note converted.

  Constructive Dividends With Respect to New Convertible Notes

        Section 305 of the Internal Revenue Code and applicable Treasury Regulations may treat a holder of New Convertible Notes as having received a constructive distribution if an adjustment is made to the conversion price of the New Convertible Notes that has the effect of increasing the proportionate interest of the holder in our common equity, whether or not the holder ever exercises its conversion privilege. In that case, the holder would be required to recognize ordinary income (and may be eligible for the dividends received deduction) to the extent of our current and/or accumulated earnings and profits. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula having the effect of preventing dilution of the interests of holders of the New Convertible Notes will generally not be treated as resulting in a constructive distribution. However, adjustments made in connection with a distribution of property to holders of common stock (generally other than distributions of common stock or rights to acquire common stock) generally would result in a constructive distribution.

  Sale, Exchange or Retirement of 2009 Notes

        Upon the sale, exchange or retirement of a 2009 Note, a United States Holder will recognize taxable gain or loss equal to the difference, if any, between the amount realized on the sale, exchange or retirement (other than accrued but unpaid interest, which will be taxable as such), and the holder's adjusted tax basis in the 2009 Note. Subject to the application of the market discount rules described above, any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the United States Holder held the 2009 Notes for more than one year at the time of sale, exchange or retirement.

Information Reporting and Backup Withholding

        Information returns will be filed with the Internal Revenue Service in connection with payments made to a United States Holder that participates in the exchange offer, payments on the 2009 Notes and the proceeds from a sale or other disposition of 2009 Notes. A United States Holder will be subject to United States backup withholding tax on these payments if the United States Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a United States Holder will be allowed as a credit against the United States Holder's United States federal income tax liability and may entitle the United States Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

        As used herein, the term "Non-United States Holder" means a beneficial owner of an Old Note, a 2009 Note or common stock acquired through the conversion of a New Convertible Note that is, for United States federal income tax purposes:

  •
  an individual who is classified as a nonresident alien for U.S. federal income tax purposes;

  •
  a foreign corporation; or

  •
  a foreign estate or trust.

        "The term "Non-United States Holder" as used herein does not include an individual present in the United States for 183 days or more in the taxable year of disposition or exchange and who is not otherwise a resident of the United States for U.S. federal income tax purposes. Any such person is urged to consult his or her own tax adviser regarding the U.S. federal income tax consequences of the exchange of an Old Note pursuant to the exchange offer, or of the sale, exchange or other disposition of a 2009 Note or common stock acquired through the conversion of a New Convertible Note.

The 2009 Notes

  General

        Subject to the discussion below concerning backup withholding, payments of principal, interest and premium on a 2009 Note by us or any paying agent to any Non-United States Holder will not be subject to U.S. federal withholding tax, provided that, in the case of interest, (i) the holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote, and is not a controlled foreign corporation related to us, directly or indirectly, through stock ownership; and (ii) the beneficial owner of the note certifies on Internal Revenue Service Form W-8BEN, under penalties of perjury, that it is not a United States person.

        A Non-United States Holder of a 2009 Note will not be subject to U.S. federal income tax on gain realized on the sale, exchange or other disposition of a 2009 Note, or on gain realized upon exchange of an Old Note pursuant to the exchange offer, unless the gain is effectively connected with the conduct by the holder of a trade or business in the United States. If a Non-United States Holder of a new note is engaged in a trade or business in the United States, and if interest on the note is effectively connected with the conduct of this trade or business, the holder, although exempt from the withholding tax discussed above, will generally be taxed in the same manner as a United States Holder (see above), except that the holder will be required to provide to us a properly executed Internal Revenue Service Form W-8ECI in order to claim an exemption from withholding tax. These holders should consult their own tax advisers with respect to other U.S. tax consequences of the ownership and disposition of 2009 Notes, including the possible imposition of a 30% branch profits tax.

  Conversion of New Convertible Notes into Common Stock

        A Non-United States Holder's conversion of a New Convertible Note into common stock will not be a taxable event. However, to the extent that a Non-United States Holder receives cash in lieu of a fractional share upon conversion, any gain upon the receipt of cash would be subject to the rules described below regarding the sale or exchange of common stock.

Common Stock Acquired through Conversion of New Convertible Notes

  Sale, Exchange or Other Disposition of Common Stock

        Subject to an applicable treaty providing otherwise, a Non-United States Holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock, unless:

  •
  the gain is effectively connected with a trade or business of the Non-United States Holder in the United States; or

  •
  we are or have been a U.S. real property holding corporation, within the meaning of Section 897 of the Code, at any time within the five-year period preceding the disposition or the Non-United States Holder's holding period, whichever period is shorter, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

        We believe that we are not, and we do not anticipate becoming, a U.S. real property holding corporation.

  Dividends

        Dividends (including deemed dividends on the convertible notes described above under "Tax Consequences to United States Holders—Constructive Dividends") paid to a Non-United States Holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a Non-United States Holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

        The withholding tax does not apply to dividends paid to a Non-United States Holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the Non-United States Holder's conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the Non-United States Holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" imposed at a rate of 30% (or a lower treaty rate).

Information Reporting and Backup Withholding

        Information returns will be filed with the United States Internal Revenue Service in connection with any payments made to a Non-United States Holder that participates in the exchange offer, payments on the 2009 Notes or our common stock, and the proceeds from a sale or other disposition of the 2009 Notes or our common stock. A Non-United States Holder may be subject to U.S. backup withholding tax on these payments unless the holder complies with certification procedures to establish that it is not a United States person. The certification procedures required to claim the exemption from withholding tax on interest and original issue discount described above will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a Non-United States Holder will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Federal Estate Tax

        Subject to benefits provided by an applicable estate tax treaty, a 2009 Note held by an individual who is a Non-United States Holder may be subject to United States federal estate tax upon the individual's death if, at such time, interest payments on the note would have been:

  •
  subject to United States federal withholding tax (even if the certification requirement described above were satisfied), without regard to the availability of a treaty exemption or

  •
  effectively connected with the conduct by the holder of a trade or business in the United States.

        An individual Non-United States Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in common stock will be required to include the value of the stock in his or her gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

DESCRIPTION OF THE 2009 NOTES

General

        The terms of the New Notes and New Convertible Notes will remain the same as those of the Old Notes, which are described in this prospectus under "Description of the Old Notes", except as otherwise described in this section. This section describes the new maturity dates and increased interest rates for the New Notes and New Convertible Notes, the new terms upon which the New Convertible Notes will be convertible into shares of our common stock, and the other material changes in the terms of the New Notes and New Convertible Notes from those of the Old Notes.

        The New Notes and New Convertible Notes will be issued under indentures to be entered into between us and U.S. Bank National Association, as the trustee, which we refer to as the new indentures. Forms of the new indentures are exhibits to the registration statement of which this prospectus forms a part. What follows is only a summary of the material provisions of the New Notes, the New Convertible Notes and the new indentures that is subject to and qualified by reference to the more detailed provisions of the New Notes, the New Convertible Notes and the new indentures. The new indentures are subject to and governed by the Trust Indenture Act of 1939, as amended.

        The 2009 Notes will be issued only as fully registered securities in the name of Cede & Co. as nominee for The Depository Trust Company, referred to as DTC, which will act as depositary for the 2009 Notes. One or more fully registered global certificates representing the total principal amount of 2009 Notes will be issued and deposited with DTC. You will generally not be entitled to receive physical delivery of 2009 Notes. Accordingly, you will have to rely on the procedures of DTC to exercise any rights under the 2009 Notes. A more detailed description of the DTC book-entry system and the circumstances in which you would be entitled to receive physical delivery of 2009 Notes are set forth under "Description of the Old Notes—Book-Entry System—The Depository Trust Company".

Principal and Interest; Maturity Date

        The New Notes will bear interest at the annual rate of 11.75% from and including the first day after expiration of the exchange offer, payable semi-annually on January 1 and July 1 of each year, commencing January 1, 2004 to the holders of record at the close of business on the preceding December 15 and June 15, respectively. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

        The New Convertible Notes will bear interest at the annual rate of 6.50% from and including the first day after expiration of the exchange offer, payable semi-annually on January 1 and July 1 of each year, commencing January 1, 2004 to the holders of record at the close of business on the preceding December 15 and June 15, respectively. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

        Up to $230 million aggregate principal amount of 2009 Notes will be issued. Up to $120 million aggregate principal amount of New Convertible Notes will be issued. The amount of New Notes and New Convertible Notes issued will depend on the choice holders of the Old Notes make between receiving New Notes and New Convertible Notes. If holders of Old Notes elect to receive more than $120 million in New Convertible Notes, we will allot New Convertible Notes on a pro rata basis, and any Old Notes not exchanged for New Convertible Notes because of proration will be exchanged for New Notes. We will announce the amount of New Notes and New Convertible Notes issued the day after expiration of the exchange offer. We may not issue additional New Notes or New Convertible Notes to replace those that mature or are converted, redeemed or otherwise canceled, except in connection with registrations of transfers, exchanges or replacements.

        The New Notes and New Convertible Notes will mature on July 1, 2009 and will be our unsecured and unsubordinated obligations. At March 28, 2003 we had $49 million outstanding under our prior secured credit facility for letters of credit secured by $36 million in restricted cash deposits and other collateral described under "Recent Developments". The indentures under which the New Notes and the New Convertible Notes are issued will contain a covenant, described below, restricting our ability to incur certain types of additional indebtedness.

        The New Notes and New Convertible Notes are only our obligations and are not obligations of our subsidiaries. Accordingly, references to us in this section do not, unless the context otherwise indicates, include our subsidiaries. Since our operations are conducted in part through subsidiaries, our cash flow and ability to service debt, including the New Notes and New Convertible Notes, depends in part on the earnings of our subsidiaries and our receipt of distributions of those earnings, or of loans or other payments from those subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due under the New Notes or New Convertible Notes or to make funds available to us for amounts due under the New Notes or New Convertible Notes, whether by dividend, loan or other payments. In addition, the ability of our subsidiaries to pay dividends and make loans and advances to us may be subject to statutory or contractual restrictions, is contingent upon the earnings of those subsidiaries and may be subject to other business considerations. Our right to receive assets of any of our subsidiaries upon any liquidation or reorganization, and the ability of the holders of the New Notes or New Convertible Notes to look to those assets for payment, will be effectively subordinated to the claims of that subsidiary's trade and other creditors, except to the extent we are recognized as a creditor of the subsidiary, in which case our claims would still be subject to any security interests in the assets of that subsidiary and subordinate to any indebtedness of that subsidiary senior to that held by us.

        Principal and interest on the notes will be payable, transfers of the notes will be registered, and notes will be exchanged for the same type and total principal amount of New Notes or New Convertible Notes, as applicable, of other permitted denominations, at the office or agency of the Trustee for the 2009 Notes in New York, New York. At our option we may pay interest by check mailed to the address of, or by wire transfer to the account of, the person entitled to the interest. The payment of principal on any note will be made only on surrender of that note to the trustee.

Restriction on Additional Indebtedness

        The new indentures will provide that we will not, and we will not permit our subsidiaries to, directly or indirectly (including by means of a merger or an acquisition involving a company with outstanding indebtedness), create, incur, assume, guaranty or otherwise become directly or indirectly liable for any additional indebtedness for borrowed money (other than additional indebtedness which is in an aggregate principal amount no greater than $35 million and is subordinate in right of payment to all amounts payable under the New Notes and New Convertible Notes, does not have a Stated Maturity prior to the Stated Maturity of the New Notes and the New Convertible Notes, and has an Average Life at least equal to the remaining Average Life of the New Notes and the New Convertible Notes) or issue any Disqualified Stock.

        The covenant will not restrict our ability to, or permit our subsidiaries to, incur:

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  indebtedness pursuant to any interest rate swap agreement, interest rate cap agreement or other agreement designed to protect against fluctuations in interest rates, any foreign exchange forward contract, currency swap agreement or other agreement designed to protect against fluctuations in foreign exchange rates, or any commodity or raw material futures contract or any other agreement designed to protect against fluctuations in raw material prices, entered into in the ordinary course of business for the purpose of limiting risks associated with our business and not for speculation;

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  indebtedness with respect to letters of credit and bankers' acceptances issued in the ordinary course of business and not supporting indebtedness for borrowed money, including letters of credit supporting performance, surety or appeal bonds, indemnification obligations, lease or other contractual deposits or other similar obligations;

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  indebtedness the proceeds of which, less fees and expenses, are used to repay, redeem or repurchase, at our option, New Notes, New Convertible Notes or Old Notes, provided that if any New Notes or New Convertible Notes will remain outstanding, the Stated Maturity of the indebtedness incurred must be at least 120 days after the Stated Maturity of the New Notes and New Convertible Notes;

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  indebtedness incurred to refinance, renew or replace our existing approximately $33.3 million as of March 28, 2003 of yen-denominated secured indebtedness to SGI Japan Ltd., or any extensions or amendments of the SGI Japan secured debt, in each case that do not increase the principal amount thereof; or

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  other indebtedness to banks or other institutional lenders in the form of revolving credit loans or term loans or the issuance of letters of credit or bankers' acceptances or the like, including our existing secured credit facility as it may be extended, refinanced, renewed or replaced, provided that the aggregate principal amount of such other indebtedness at any time outstanding does not exceed $100 million.

        "Average Life" means, with respect to any indebtedness, the quotient obtained by dividing the sum of the products of (1) the number of years from the date of determination to the dates of each successive scheduled principal payment on such indebtedness and (2) the amount of such principal payment, by the sum of all such principal payments.

        "Stated Maturity" means with respect to any indebtedness or any installment of interest thereon, the date specified as the fixed date on which the principal of such debt or such installment of interest is due and payable as set forth in the documentation governing that debt, not including any contingent obligation to repay, redeem or repurchase prior to the regularly scheduled date for payment.

        "Disqualified Stock" means Capital Stock that, by its terms (or the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder, in whole or in part, on or prior to the date that is the Stated Maturity of the New Notes and the New Convertible Notes.

        "Capital Stock" means (1) in the case of a corporation, corporate stock, (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (3) in the case of a partnership, partnership interests (whether general or limited) and (4) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing person.

Restricted Payments

        The new indentures will provide that we will not:

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  declare or pay any dividend or make any distribution on our Capital Stock, other than dividends or distributions paid in our or our subsidiaries' Capital Stock other than Disqualified Stock;

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  purchase, redeem or otherwise acquire or retire for value any of our Capital Stock or Options, other than (1) the repurchase of unvested restricted stock in connection with voluntary or involuntary terminations of employment for an aggregate purchase price less than $100,000 per fiscal year, or (2) repurchases, redemptions, acquisitions or retirements paid for with our Capital Stock other than Disqualified Stock or Options to buy Capital Stock other than Disqualified Stock;

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  pay any funds to or for the account of, make any investment in, lease, sell, transfer or otherwise dispose of any assets, tangible or intangible, to, or participate in, or effect, any transaction with, any affiliate except on an arms-length basis on terms at least as favorable to us as could have been obtained from a third party that was not an affiliate (except that we may enter into compensatory arrangements with and pay such salary, bonus or other compensation to employees, officers and directors as have been approved by a committee of our Board of Directors comprised of independent directors); or

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  repay, redeem, repurchase, defease or otherwise acquire or retire for value, any indebtedness subordinated in right of payment to the 2009 Notes except a payment of interest or principal when due.

        "Options" means any warrants, options or other rights to acquire our Capital Stock (but excluding (1) any options or other rights issued under a plan we maintain for the benefit of employees, directors and consultants, and (2) any debt security that is convertible into or exchangeable for our Capital Stock). The other terms used but not defined in this section are defined above under "—Restriction on Additional Indebtedness".

Conversion of New Convertible Notes

        A holder of a New Convertible Note may convert it into shares of our common stock, $0.001 par value per share, at any time through the close of business on July 1, 2009, unless previously redeemed, at an initial conversion price of $3.00 principal amount of New Notes per share, subject to adjustment and otherwise on the terms described under "Description of the Old Notes—Conversion of the Old Notes."

        The New Notes will not be convertible.

Redemption of the 2009 Notes at the Option of the Company

        No sinking fund is provided for the New Notes or New Convertible Notes.

        We may redeem the New Notes for cash as a whole at any time, or from time to time in part, on not less than 10 days' nor more than 60 days' notice at the following prices (expressed as percentages of the principal amount), together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

If redeemed from July 1, 2003 through June 30, 2004:	105%
If redeemed from July 1, 2004 through June 30, 2005:	104%
If redeemed from July 1, 2005 through June 30, 2006:	103%
If redeemed from July 1, 2006 through June 30, 2007:	102%
If redeemed from July 1, 2007 through June 30, 2008:	101%
If redeemed from and after July 1, 2008:	100%

        The New Convertible Notes are not redeemable for the first two years following issuance. In the third year following issuance, the New Convertible Notes may be redeemed at our option, in whole or in part, on not less than 10 days' nor more than 60 days' notice, at 100% of the principal amount thereof, plus accrued and unpaid interest thereon to, but excluding, the redemption date, provided that the closing price of our common stock has been at least 150% of the then-applicable conversion price for the 20 consecutive trading days ending two trading days prior to the notice of redemption. Thereafter, New Convertible Notes may be redeemed at our option, in whole or in part, on not less than 10 days' nor more than 60 days' notice, at 100% of the principal amount thereof, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

        Notwithstanding the foregoing, any semi-annual payment of interest becoming due on the date fixed for redemption shall be payable to the holders of record on the relevant record date for the redemption of the applicable notes. We may not redeem notes if an event of default (as defined below) with respect to the payment of interest on that series of notes has occurred and is continuing.

        If fewer than all of a series of notes is to be redeemed, the trustee will select the notes to be redeemed by lot or, in its discretion, on a pro rata basis. If any note is to be redeemed in part only, a new note or notes in the aggregate principal amount equal to the unredeemed principal portion will be issued. If a portion of a holder's New Convertible Notes is selected for redemption and the holder converts a portion of these notes, the converted notes shall be deemed to be taken from the notes selected for redemption.

Redemption at the Option of the Holder Upon a Fundamental Change

        If a Fundamental Change defined below occurs at any time prior to July 1, 2009 each holder of New Notes or New Convertible Notes will have the right, at the holder's option, to require us to redeem any or all of that holder's notes on the date, referred to as the repurchase date, that is 45 days after the date of our notice of the Fundamental Change. The notes will be redeemable in multiples of $1,000 principal amount.

        We will redeem these New Notes or New Convertible Notes at 100% of the principal amount thereof, plus accrued interest on the redeemed notes to, but excluding, the repurchase date; provided that, if that repurchase date is an interest payment date, then the interest payable on that date shall be paid to the holder of record of the notes on the relevant record date.

        This is a change from the terms of the Old Notes, which provide that the price paid on redemption of the Old Notes at the option of the holder upon a Fundamental Change will be determined by a formula based upon the price paid to common shareholders as a result of such Fundamental Change, or if consideration other than cash is paid, based on the market price of our common stock during the 10 trading days prior to the record date in connection with such Fundamental Change. Based upon an assumed price of $3.00 per common share, such redemption price would be $161.63 per $1,000 principal amount until September 1, 2003 and $160.43 thereafter. See "Description of the Old Notes—Redemption at the Option of the Holder Upon a Fundamental Change".

        "Fundamental Change" means the occurrence of any transaction or event in connection with which all or substantially all our common stock shall be exchanged for, converted into, acquired for or constitute solely the right to receive consideration (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) which is not all or substantially all common stock listed (or, upon consummation of or immediately following such transaction or event, which will be listed) on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

        We will mail to all holders of record of the 2009 Notes a notice of the occurrence of a Fundamental Change and of the redemption right arising as a result thereof on or before the tenth day after the occurrence of that Fundamental Change. We will deliver a copy of this notice to the trustee. To exercise the redemption right, noteholders must deliver, on or before the 30th day after the date of our notice of a Fundamental Change, the 2009 Notes to be so redeemed, duly endorsed for transfer, together with the form entitled "Option to Elect Redemption Upon a Fundamental Change" on the reverse thereof duly completed, to us (or an agent designated by us for such purpose). We will comply with any rules under the Securities Exchange Act of 1934, as amended, which may then be applicable in connection with the redemption rights of holders in the event of a Fundamental Change. The redemption rights of the holders of 2009 Notes could discourage a potential acquiror of us. The Fundamental Change redemption feature, however, is not the result of management's knowledge of any specific effort to obtain control of us by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions.

        No 2009 Notes may be redeemed at the option of holders on a Fundamental Change if there has occurred and is continuing an Event of Default with respect to the 2009 Notes, as described under "Description of Old Notes—Events of Default; Notice and Waiver", other than a default in the payment of the redemption price in the event of a Fundamental Change with respect to the notes.

  Events of Default

        Under the new indentures, the events of default will be as described under "Description of Old Notes—Events of Default; Notice and Waiver" except that any event of default under our secured credit facility, the old indenture, or either of the new indentures which results in the principal amount of and accrued interest on that debt becoming immediately due and payable will also be an event of default under both new indentures.

DESCRIPTION OF THE OLD NOTES

General

        There are $230 million in aggregate principal amount of Old Notes outstanding. The Old Notes are unsecured unsubordinated obligations of ours and mature on September 1, 2004.

        The Old Notes were issued under an indenture dated as of September 1, 1997, which we refer to as the old indenture, between us and U.S. Bank National Association, as the trustee, and references in this section to the trustee refer to the trustee under the old indenture. The form of the old indenture is an exhibit to the registration statement of which this prospectus forms a part and what follows is only a summary of the material provisions of the Old Notes and the old indenture that is subject to and qualified by reference to the more detailed provisions of the Old Notes and the old indenture. The old indenture is subject to and governed by the Trust Indenture Act of 1939, as amended.

        The Old Notes were issued only as fully registered securities registered in the name of Cede & Co. as nominee for The Depository Trust Company, referred to as DTC, which acts as depositary for the Old Notes. One or more fully registered global certificates representing the total principal amount of Old Notes was issued and deposited with DTC. You are generally not entitled to receive physical delivery of Old Notes. Accordingly, you must rely on the procedures of DTC to exercise any rights under the Old Notes. A more detailed description of the DTC book-entry system and the circumstances in which you would be entitled to receive physical delivery of Old Notes is set forth below under "Book-Entry System—Certificated Notes".

Principal and Interest

        The Old Notes bear interest at the annual rate of 5.25%, payable semi-annually on March 1 and September 1 of each year, to the holders of record at the close of business on the preceding February 15 and August 15, respectively. Interest is computed on the basis of a 360-day year consisting of twelve 30-day months.

        We may not issue additional Old Notes to replace those that mature or are converted, redeemed or otherwise canceled, except in connection with registrations of transfers, exchanges or replacements.

        The Old Notes will mature on September 1, 2004 and are our unsecured obligations. The old indenture does not limit our ability to incur additional indebtedness.

        The Old Notes are only our obligation and are not obligations of our subsidiaries. Accordingly, references to us in this section do not, unless the context otherwise indicates, include our subsidiaries. Since our operations are conducted in part through subsidiaries, our cash flow and ability to service debt, including the Old Notes, depends in part on the earnings of our subsidiaries and our receipt of distributions of those earnings, or of loans or other payments from those subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due under the Old Notes or to make funds available to us for amounts due under the Old Notes, whether by dividend, loan or other payments. In addition, the ability of our subsidiaries to pay dividends and make loans and advances to us may be subject to statutory or contractual restrictions, is contingent upon the earnings of those subsidiaries and may be subject to other business considerations. Our right to receive assets of any of our subsidiaries upon any liquidation or reorganization, and the ability of the holders of the Old Notes to look to those assets for payment on the notes will be effectively subordinated to the claims of that subsidiary's trade and other creditors, except to the extent we are recognized as a creditor of the subsidiary, in which case our claims would still be subject to any security interests in the assets of that subsidiary and subordinate to any indebtedness of that subsidiary senior to that held by us.

        Principal and interest on the notes will be payable, transfers of the notes will be registered, and notes will be exchanged for the same type and total principal amount of Old Notes of other permitted denominations, at the office or agency of the trustee in New York, New York. At our option we may pay interest by check mailed to the address of, or by wire transfer to the account of, the person entitled to the interest. The payment of principal on any note will be made only on surrender of that note to the trustee.

Conversion of Old Notes

        A holder of an Old Note may convert it into shares of our common stock, $0.001 par value, at any time through the close of business on September 1, 2004 unless previously redeemed, at the conversion price of $18.70 principal amount of Old Notes per share, subject to adjustment as described below.

        A holder exercising its option to require redemption of notes upon a fundamental change as described below under "—Redemption at the Option of the Holder upon a Fundamental Change" may convert those notes only if the holder withdraws its election to require redemption in accordance with the terms of the new convertible indenture. If a note is called by us for redemption, the holder may convert it only until the close of business on the last trading day prior to the redemption date. A holder may convert notes in part, with a minimum of $1,000 principal amount and multiples thereof. A holder entitled to a fractional share of our common stock on conversion of notes will receive cash equal to the then-current market value of that fractional share.

        Except as described below, no adjustment will be made on conversion of any notes for any accrued interest, or for dividends on any common stock issued. If any notes not called for redemption are converted after a record date for the payment of interest and prior to the next succeeding interest payment date, those notes must be accompanied by funds equal to the interest payable on that succeeding interest payment date on the principal amount so converted.

        To convert a note into shares of our common stock, a holder must:

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  complete and manually sign the conversion notice on the back of the note (or complete and manually sign a facsimile thereof) and deliver the notice to the conversion agent;

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  surrender the note to the conversion agent;

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  if required, furnish appropriate endorsements and transfer documents; and

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  if required, pay all transfer or similar taxes.

        The old indenture refers to the date on which all of the foregoing requirements have been satisfied as of the conversion date.

        The conversion price is subject to adjustment under formulas set forth in the applicable indenture in case of certain events, including:

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  our issuance of our common stock as a dividend or distribution on our common stock;

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  subdivisions and combinations of our common stock;

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  the issuance to all holders of our common stock of certain rights or warrants entitling them to subscribe for or purchase our common stock at less than the current market price (as defined below);

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  the distribution to all holders of our common stock of shares of capital stock (other than our common stock) or evidences of our indebtedness or of assets (other than cash distributions covered by the next bullet point) or rights or warrants to subscribe for or purchase any of our securities (excluding rights or warrants to purchase our common stock referred to in the previous bullet point);

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  distributions consisting of cash, excluding any quarterly cash dividend on our common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed the greater of (1) the amount per share of common stock of the next preceding quarterly dividend on the common stock to the extent that such preceding quarterly dividend did not require an adjustment of the conversion rate under the provision described in this bullet point (as adjusted to reflect subdivisions or combinations of our common stock) and (2) 3.75% of the average of the last reported sales price of our common stock during the ten trading days immediately prior to the date of declaration of the dividend, and excluding any dividend or distribution in connection with any liquidation, dissolution or winding up of us. If any adjustment is required to be made under the preceding sentence as a result of a distribution that is an excluded quarterly dividend, the adjustment will be based on the amount by which the distribution exceeds the amount of the quarterly dividend permitted as described above. If an adjustment is required to be made as set forth above as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution;

  •
  payment in respect of a tender or exchange offer by us or any of our subsidiaries for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price, as defined below, per share of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

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  payment in respect of a tender offer or exchange offer by a person other than us or any of our subsidiaries in which, as of the closing date of the offer, our Board of Directors is not recommending rejection of the offer. The adjustment referred to the preceding sentence will only be made if the tender offer or exchange offer is for an amount which increases the offeror's ownership of our common stock to more than 25% of the total shares of common stock outstanding, and if the cash and value of any other consideration included in such payment per share of common stock exceeds the current market price, as defined below, per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer. The adjustment will generally not be made, however, if, as of the closing of the offer, the offering documents with respect to the offer disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

        No adjustment in the conversion price will be required unless that adjustment would require a change of at least 1% in the conversion price then in effect, but any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment.

        In the case of any reclassification of our common stock, or a consolidation or merger involving us or a sale or conveyance to another corporation of our property and assets as an entirety or substantially as an entirety, in each case as a result of which holders of our common stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such common stock, the holders of the notes then outstanding will be entitled thereafter to convert such notes into the kind and amount of shares of stock, other securities or other property or assets (including cash) which they would have owned or been entitled to receive upon such reclassification, consolidation, merger, sale or conveyance had such notes been converted immediately prior to such reclassification, consolidation, merger, sale or conveyance assuming that a holder of notes would not have exercised any rights of election as to the stock, other securities or other property or assets (including cash) receivable in connection therewith.

        In the event of a taxable distribution to holders of our common stock or in certain other circumstances requiring an adjustment to the conversion price, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend. In certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of our common stock. From time to time we may, to the extent permitted by law, decrease the conversion price by any amount for any period of at least 20 days, in which case we will give at least 15 days' notice of such decrease, if the Board of Directors has made a determination that such decrease would be in our best interests, which determination shall be conclusive. We may, at our option, make such decreases in the conversion price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

Redemption of the Old Notes at the Option of the Company

        No sinking fund is provided for the Old Notes. We may redeem the Old Notes for cash as a whole at any time, or from time to time in part, upon not less than 30 days' nor more than 60 days' notice at the following prices (expressed as percentages of the principal amount), together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

If redeemed prior to September 1, 2003	100.75%
If redeemed from and after September 1, 2003	100%

and 100% at September 1, 2004. Any semi-annual payment of interest becoming due on the date fixed for redemption shall be payable to the holders of record on the relevant record date of the Old Notes being redeemed. We may not redeem Old Notes if an event of default (as defined below) with respect to the payment of interest on the notes has occurred and is continuing.

        If fewer than all of the Old Notes are to be redeemed, the trustee will select the notes to be redeemed by lot or, in its discretion, on a pro rata basis. If any note is to be redeemed in part only, a new note or notes in the aggregate principal amount equal to the unredeemed principal portion will be issued. If a portion of a holder's notes are selected for redemption and the holder converts a portion of its notes, the converted notes shall be deemed to be taken from the notes selected for redemption.

Redemption at the Option of the Holder upon a Fundamental Change

        If a Fundamental Change (as defined below) occurs at any time prior to September 1, 2004 each holder of Old Notes will have the right, at the holder's option, to require us to redeem any or all of that holder's Old Notes on the date, referred to as the repurchase date, that is 45 days after the date of our notice of the Fundamental Change. The notes will be redeemable in multiples of $1,000 principal amount.

        We will redeem these Old Notes at a price (expressed as a percentage of the principal amount) equal to 100.75% prior to September 1, 2003 and 100% from and after September 1, 2003 except that if the Applicable Price (as defined below) with respect to the Fundamental Change is less than the Reference Market Price (as defined below), we will redeem these Old Notes at a price equal to the foregoing redemption price multiplied by the fraction obtained by dividing the Applicable Price by the Reference Market Price. The effect of the foregoing is that the redemption price may be substantially reduced to the extent that the conversion price of the Old Notes is lower than the then-current price of our common stock. In each case, we will also pay accrued interest on the redeemed notes to, but excluding, the repurchase date; except that if that repurchase date is an interest payment date, then the interest payable on that date shall be paid to the holder of record of the notes on the relevant record date.

        "Fundamental Change" means the occurrence of any transaction or event in connection with which all or substantially all our common stock shall be exchanged for, converted into, acquired for or constitute solely the right to receive consideration (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) which is not all or substantially all common stock listed (or, upon consummation of or immediately following such transaction or event, which will be listed) on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

        "Applicable Price" means, in the event of a Fundamental Change in which the holders of our common stock receive only cash, the amount of cash received by the holder of one share of our common stock, and in the event of any other Fundamental Change, the average of the last reported sale price for our common stock during the ten trading days prior to the record date for the determination of the holders of common stock entitled to receive cash, securities, property or other assets in connection with that Fundamental Change, or, if there is no such record date, the date on which the holders of our common stock shall have the right to receive such cash, securities, property or other assets in connection with the Fundamental Change.

        "Reference Market Price" currently means $18.70 (as compared to the $1.45 closing price of our common stock on April 17, 2003) and, in the event of any adjustment to the conversion price pursuant to the provisions of the old indenture, the Reference Market Price shall also be adjusted so that the Reference Market Price shall be equal to the initial Reference Market Price multiplied by a fraction the numerator of which is the initial conversion price and the denominator of which is the conversion price following such adjustment.

        We will mail to all note holders of record a notice of the occurrence of a Fundamental Change and of the redemption right arising as a result thereof on or before the tenth day after the occurrence of that Fundamental Change. We will deliver a copy of this notice to the trustee. To exercise the redemption right, noteholders must deliver, on or before the 30th day after the date of our notice of a Fundamental Change, the notes to be so redeemed, duly endorsed for transfer, together with the form entitled "Option to Elect Redemption Upon a Fundamental Change" on the reverse thereof duly completed, to us (or an agent designated by us for such purpose). We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Securities Exchange Act of 1934, as amended, which may then be applicable in connection with the redemption rights of holders in the event of a Fundamental Change. The redemption rights of the holders of New Notes could discourage a potential acquisition of us. The Fundamental Change redemption feature, however, is not the result of management's knowledge of any specific effort to obtain control of us by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions.

        No notes may be redeemed at the option of holders on a Fundamental Change if there has occurred and is continuing an Event of Default described below under "—Events of Default; Notice and Waiver" other than a default in the payment of the redemption price in the event of a Fundamental Change with respect to the notes.

Mergers and Sales of Assets by the Company

        The old indenture restricts our ability to consolidate with or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless, among other things,

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  the resulting, surviving or transferee entity (if not us) is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

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  the successor entity assumes all of our obligations under the Old Notes and under the old indentures; and

  •
  we or the other successor shall not immediately thereafter be in default under the old indenture.

        On the assumption of our obligations by a successor in such circumstances, subject to certain exceptions, we will be discharged from all obligations under the Old Notes and the old indenture. Certain transactions which would constitute a Fundamental Change would permit each holder to require us to redeem the Old Notes of that holder as described above under "—Redemption at the Option of the Holder Upon a Fundamental Change."

Events of Default; Notice and Waiver

        Under the old indenture, an "Event of Default" is defined as:

  •
  default in payment of the principal of, or premium, if any, on the Old Notes;

  •
  default for 30 days in the payment of any installment of interest on the Old Notes;

  •
  our failure to comply with any of our other agreements in the Old Notes or the old indenture upon receipt of notice of that default by the trustee or by holders of not less than 25% in aggregate principal amount of the notes then outstanding and our failure to cure that default within 60 days after our receipt of that notice; or

  •
  certain events of bankruptcy or insolvency.

        The old indenture provides that, if an Event of Default specified therein shall have happened and shall be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the Old Notes then outstanding may declare the principal of and accrued interest on the Old Notes to be immediately due and payable. In the case of certain events of bankruptcy or insolvency, the principal of, premium, if any, and accrued and unpaid interest on the Old Notes shall automatically become and be immediately due and payable. However, if we cure all defaults (except the non-payment of principal of, premium, if any, and interest on any of the Old Notes which shall have become due by acceleration) and certain other conditions are met, with certain exceptions, such declaration may be canceled and past defaults may be waived by the holders of a majority in principal amount of the Old Notes then outstanding. Interest shall accrue and be payable on demand upon a default in the payment of the principal of, premium, if any, accrued interest, or any redemption price to the extent that payment of such interest shall be legally enforceable.

        The trustee shall give notice to holders of the Old Notes of any continuing default known to the trustee within 90 days after the occurrence thereof, except that the trustee may withhold the notice if it determines in good faith that withholding the notice is in the interests of the holders.

        The holders of a majority in aggregate principal amount of the outstanding Old Notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee, provided that such direction shall not be in conflict with any law or the old indenture and subject to various other limitations. Before proceeding to exercise any right or power under the old indenture at the direction of the holders, the trustee shall be entitled to receive from the holders reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred by it in complying with any such direction. No holder of any Old Note will have any right to pursue any remedy with respect to the old indenture or the Old Notes, unless:

  •
  that holder shall have previously given the trustee written notice of a continuing Event of Default;

  •
  the holders of at least 25% in aggregate principal amount of the outstanding Old Notes shall have made a written request to the trustee to pursue that remedy;

  •
  the holder or holders have offered to the trustee reasonable indemnity satisfactory to the trustee;

  •
  the holders of a majority in aggregate principal amount of the outstanding Old Notes have not given the trustee a direction inconsistent with the request within 60 days after receipt of such request; and

  •
  the trustee shall have failed to comply with the request within such 60-day period.

        However, the right of any holder

  •
  to receive payment of the principal amount, premium, if any, and any interest in respect of a default in the payment of any such amounts on an Old Note, on or after the due date expressed in that Old Note;

  •
  to institute suit for the enforcement of any such payments or conversion; or

  •
  to convert Old Notes

shall not be impaired or adversely affected without such holder's consent. The holders of at least a majority in aggregate principal amount of the outstanding Old Notes may waive an existing default and its consequences, other than

  •
  any default in any payment on the Old Notes;

  •
  any default with respect to the conversion rights of the Old Notes; or

  •
  any default in respect of certain covenants or provisions in the old indenture which may not be modified without the consent of the holder of each Old Note as described in "—Modification" below.

        We will be required to furnish to the trustee annually a statement as to any default by us in the performance and observance of our obligations under the old indenture.

Modification

        Without the consent of any holder of Old Notes, we and the trustee may amend the old indenture to cure any ambiguity, defect or inconsistency, to provide for the assumption by a successor corporation of our obligations under the old indenture or to make any change that does not adversely affect the rights of any holder of Old Notes.

        Modification and amendment of the old indenture or the Old Notes may be effected by us and the trustee with the consent of the holders of not less than a majority in aggregate principal amount of the Old Notes then outstanding, except that no such modification or amendment shall:

  •
  extend the fixed maturity of any Old Note;

  •
  reduce the rate or extend the time for payment of interest thereon;

  •
  reduce the principal amount thereof or premium, if any, thereon;

  •
  reduce any amount payable upon redemption thereof;

  •
  change our obligation to redeem any Old Note upon the happening of any Fundamental Change in a manner adverse to holders of Old Notes;

  •
  impair the right of a holder to institute suit for the payment thereof or impair the right to convert the Old Notes into our common stock subject to the terms set forth in the old indenture, without the consent of each holder of an Old Note so affected; or

  •
  reduce the aforesaid percentage of Old Notes whose holders are required to consent to any such supplemental indenture, without the consent of the holders of all of the Old Notes then outstanding.

No Personal Liability of Incorporators, Stockholders, Officers, Directors, or Employees

        The old indenture provides that none of our directors, officers, employees or stockholders, as such, shall have any liability for any obligation under the Old Notes or the old indenture or for any claim based on, in respect of or by reason of such obligations or their creation. Each holder, by accepting the notes, waives and releases all such liability.

Concerning the Trustee

        U.S. Bank National Association, the trustee, has been appointed by us as the paying agent, conversion agent, registrar and custodian with respect to the notes. An affiliate of the trustee is the transfer agent and registrar of our common stock. We may have normal banking relationships with the trustee in the ordinary course of business.

        The indenture provides that, except during the continuance of a default, the trustee will not be liable, except for the performance of such duties as are specifically set forth in the indenture. If an event of default has occurred and is continuing, the trustee will exercise such rights and powers vested in it under the indenture and will use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

Governing Law

        The old indenture and the Old Notes are governed by, and construed in accordance with, the internal laws of the State of New York.

Book-Entry System

        The Old Notes were issued in the form of one or more global notes. The global notes were deposited with, or on behalf of, The Depository Trust Company, which we refer to as DTC, and registered in the name of Cede & Co, as nominee of DTC. Except as set forth below, the global notes may be transferred, in whole and not in part, only to DTC or another nominee of DTC. A holder may hold beneficial interests in the global notes directly through DTC if such holder has an account with DTC or indirectly through organizations which have accounts with DTC, including Euroclear and Clearstream.

  The Depository Trust Company

        DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York a member of the Federal Reserve System a clearing corporation within the meaning of the New York Uniform Commercial Code and a clearing agency registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC, referred to as "participants," and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies (collectively, the "indirect participants") that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

        Pursuant to procedures established by DTC, upon the deposit of the global notes with DTC, DTC credited on its book entry registration and transfer system the principal amount of Old Notes represented by such global notes to the accounts of participants. Ownership of beneficial interests in the global notes will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global notes will be shown on and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants' interests), the participants and the indirect participants (with respect to the owners of beneficial interests in the global note other than participants). All interests in a global note deposited with DTC are subject to the procedures and requirements of DTC.

        The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global notes.

        So long as DTC (or its nominee) is the registered holder and owner of a global note, DTC (or such nominee) will be considered the sole legal owner and holder of the notes evidenced by such global note for all purposes of such notes and the applicable indenture. Except as set forth below under "—Certificated Notes", as an owner of a beneficial interest in a global note, you will not be entitled to have the notes represented by such global note registered in your name, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered to be the owner or holder of any notes under such global note. We understand that under existing industry practice, in the event an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of such global note, is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

        We will make payments of principal of, premium, if any, and interest on the Old Notes represented by the global notes registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global notes. We expect that DTC (or its nominee), upon receipt of any payment of principal of, premium, if any, or interest on the global notes will credit the accounts of their relevant participants or account holders, as applicable, with payments in amounts proportionate to their respective beneficial interests in the principal amount of the applicable global note as shown on the records of DTC (or its nominee). We also expect that payments by participants or indirect participants or account holders, as applicable, to owners of beneficial interests in the global notes held through such participants or indirect participants or account holders will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants or account holders, as applicable. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global notes for any note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or indirect participants, or the relationship between such participants or indirect participants, and the owners of beneficial interests in the global notes owning through such participants.

        All amounts payable under the notes will be payable in U.S. dollars, except as may otherwise be agreed between any applicable securities clearing system and any holders. Payments will be subject in all cases to any fiscal or other laws and regulations (including any regulations of any applicable securities clearing system) applicable thereto. None of the trustee, SGI or any of our respective agents shall be liable to any holder of a global note or other person for any commissions, costs, losses or expenses in relation to or resulting from any currency conversion or rounding effected in connection therewith. Investors may be subject to foreign exchange risks that may have important economic and tax consequences to them.

  Certificated Notes

        Subject to certain conditions, the notes represented by the global notes are exchangeable for certificated notes in definitive form of like tenor in denominations of $1,000 principal amount and multiples thereof if:

          (1)   DTC provides notification that it is unwilling or unable to continue as depository for the global notes or DTC ceases to be a clearing agency registered under the Exchange Act, and in either case, a successor depositary is not appointed within 90 days or

          (2)   a default entitling the holders of the applicable notes to accelerate the maturity thereof has occurred and is continuing.

        Any note that is exchangeable as above is exchangeable for certificated notes issuable in authorized denominations and registered in such names as DTC, shall direct. Subject to the foregoing, a global note is not exchangeable, except for a global note of the same aggregate denomination to be registered in the name of DTC (or its nominee).

LEGAL MATTERS

        The validity of the 2009 Notes offered hereby will be passed upon for us by Davis Polk & Wardwell, Menlo Park, California.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended June 28, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

        This document contains "forward-looking statements". These statements may be made directly in this document referring to SGI, and they may also be made a part of this document by reference to other documents filed with the SEC, which is known as "incorporation by reference."

        Words such as "anticipate", "estimate", "expect", "project", "intend", "plan", "believe" and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. All forward-looking statements are management's present estimates of future events and are subject to a number of factors and uncertainties, including without limitation the risks associated with the lack of complete data and the potential inaccuracy of data relied upon in making such forward-looking statements, that could cause actual results to differ materially from those described in the forward-looking statements. In addition the risks related to the businesses of SGI, among others, could cause actual results to differ materially from those described in the forward-looking statements. Noteholders are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this document or as of the date of any document incorporated by reference in this document, as applicable. SGI is not under any obligation, and each expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

        For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the annual reports on Form 10-K and the quarterly reports on Form 10-Q that SGI has filed with the SEC.

        All subsequent forward-looking statements attributable to SGI or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

WHERE YOU CAN FIND MORE INFORMATION

        SGI files annual, quarterly and special reports, prospectuses and other information with the SEC. The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus.

        This prospectus incorporates by reference the documents set forth below that SGI has previously filed with the SEC. These documents contain important information about the financial condition of SGI.

        SGI SEC Filings (File No. 1-10441)

  •
  Annual Report on Form 10-K for the year ended June 28, 2002, filed on September 26, 2002

  •
  Quarterly Report on Form 10-Q for the quarters ended September 27, 2002, filed on November 12, 2002; and December 27, 2002, filed on February 11, 2003

  •
  Current Report on Form 8-K filed on January 3, 2003 and Item 5 of Current Report on Form 8-K filed on April 21, 2003

  •
  Description of SGI's common stock contained in its Registration Statement on Form 8-A filed March 16, 1990

        We also incorporate by reference into this prospectus additional documents that may be filed by SGI with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of the filing of the registration statement of which this prospectus forms a part until the completion or termination of this exchange offer. Any statement contained in a previously filed document incorporated by reference into this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in a subsequently filed document also incorporated by reference herein, modifies or supersedes that statement.

        SGI filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to our offering of the 2009 Notes. This prospectus does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. You will find additional information about the 2009 Notes and SGI in the registration statement. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to SGI and the 2009 Notes, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference.

        You may obtain copies of any documents incorporated by reference in this prospectus from us, from the SEC or from the SEC's website as described below. Documents incorporated by reference are available from us without charge, excluding exhibits thereto unless we have specifically incorporated by reference such exhibits in this prospectus. Any person, including any beneficial owner, to whom this prospectus is delivered may obtain documents incorporated by reference in, but not delivered with, this prospectus by requesting them from the Information Agent in writing or by telephone at the address set forth on the back cover of this prospectus. Any request should be made not later than five business days prior to the end of the exchange offer.

        You may also read and copy any reports, statements or other information that SGI files at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549; Woolworth Building,

13th floor, 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC filings of SGI are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov.

        If for any reason we are not required to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended, we are still required under the indenture to furnish the holders of the 2009 Notes with the information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act.

THE INFORMATION AGENT

        The information agent for the exchange offer will be MacKenzie Partners, Inc. The address and telephone number of the information agent are as follows:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
 Call Toll-Free (800) 322-2885
Email: proxy@mackenziepartners.com

THE EXCHANGE AGENT

        U.S. Bank National Association will act as exchange agent for purposes of processing tenders and withdrawals of Old Notes in the exchange offer. The address and telephone number of the exchange agent are as follows:

U.S. Bank National Association
Corporate Trust Services
(Silicon Graphics, Inc.)
180 East Fifth Street
St. Paul, MN 55101
Telephone (651) 244-8161
Facsimile (651) 244-1537

        We will pay the exchange agent and information agent reasonable and customary fees for their services and will reimburse them for all their reasonable out-of-pocket expenses.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

  Item 20. Indemnification of Directors and Officers.

  Silicon Graphics, Inc.

        SGI is a corporation organized under Delaware law. Pursuant to the statutes of the State of Delaware, a director or officer of a corporation is entitled, under specified circumstances, to indemnification by the corporation against reasonable expenses, including attorney's fees, incurred by him/her in connection with the defense of a civil or criminal proceeding to which he/she has been made, or threatened to be made, a party by reason of the fact that he/she was such director or officer. In certain circumstances, indemnity is provided against judgments, fines and amounts paid in settlement.

        In general, indemnification is available where the director or officer acted in good faith, for a purpose he/she reasonably believed to be in the best interests of the corporation. Specific court approval is required in some cases. The foregoing statement is subject to the detailed provisions of Sections 715, 717 and 721-725 of the Delaware Business Corporation Law.

        The SGI by-laws provide that SGI is authorized, to the fullest extent permitted by applicable law, to provide indemnification and to advance expenses to its directors and officers in respect of claims, actions, suits or proceedings based upon, arising from, relating to or by reason of the fact that any such director or officer serves or served in such capacity with SGI or at the request of SGI in any capacity with any other enterprise.

        The directors and officers of SGI are covered by insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act, that might be incurred by them in such capacities.

  Item 21. Exhibits and Financial Statement Schedules

Exhibit No.	Document
3.1	Restated Certificate of Incorporation of Silicon Graphics, Inc.*
3.2	Amended and Restated By-laws of Silicon Graphics, Inc.**
4.1	Form of Indenture, dated as of September 1, 1997 between SGI and State Street Bank and Trust Company of California, N.A., as trustee for the Old Notes***
4.2	Form of Indenture to be entered into between SGI and U.S. Bank National Association, as trustee for the New Notes****
4.3	Form of Indenture to be entered into between SGI and U.S. Bank National Association, as trustee for the New Convertible Notes****
5.1	Opinion of Davis Polk & Wardwell with respect to the New Notes and the New Convertible Notes****
10.1	Agreement to Tender dated April 18, 2003 between SGI and Highfields Capital Management LP****
12.1	Statement Regarding Computation of Ratio of Earnings to Fixed Charges****
23.1	Consent of Ernst & Young LLP, Independent Auditors
23.2	Consent of Davis Polk & Wardwell (included in Exhibit 5.1)****
25.1	Statement of Eligibility on Form T-1 of U.S. Bank National Association, as Trustee for the New Notes****
25.2	Statement of Eligibility on Form T-1 of U.S. Bank National Association, as Trustee for the New Convertible Notes****
99.1	Form of Letter of Transmittal****
99.2	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees****
99.3	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees****
99.4	Form of Notice of Guaranteed Delivery****
99.5	Form of Instructions to Registered Holder and/or Book-Entry Transfer Participant from Owner****

*
Incorporated by reference to Exhibit 3.1 to our Quarterly Report on Form 10-Q filed on November 14, 1994.

**
Incorporated by reference to Exhibit 3.2 to our Annual Report on Form 10-K filed on October 15, 2001.

***
Incorporated by reference to our Amended Registration Statement on Form S-4/A, filed on August 7, 1997.

****
Previously filed.

  Item 22. Undertakings

        (a)   The undersigned hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 11 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the notes being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES FOR SILICON GRAPHICS, INC.

        Pursuant to the requirements of the Securities Act of 1933, Silicon Graphics, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing and has duly caused this amendment no. 1 to its registration statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on May 6, 2003.

SILICON GRAPHICS, INC.
By:	/s/ Sandra M. Escher Name: Sandra M. Escher Title: Senior Vice President and General Counsel

        Pursuant to the requirements of the Securities Act of 1933, this amendment no. 1 to the registrant's registration statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

* Robert R. Bishop	Chairman and Chief Executive Officer (Principal Executive Officer)	May 6, 2003
* Jeffrey V. Zellmer	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	May 6, 2003
* Kathy Lanterman	Vice President and Corporate Controller (Principal Accounting Officer)	May 6, 2003
* Arthur L. Money	Director	May 6, 2003
* James A. McDivitt	Director	May 6, 2003
* Charles Steinberg	Director	May 6, 2003
* Dr. Robert M. White	Director	May 6, 2003

* Dr. Lewis S. Edelheit	Director	May 6, 2003
* Anthony R. Muller	Director	May 6, 2003

INDEX OF EXHIBITS

Exhibit No.	Document
3.1	Restated Certificate of Incorporation of Silicon Graphics, Inc.*
3.2	Amended and Restated By-laws of Silicon Graphics, Inc.**
4.1	Form of Indenture, dated as of September 1, 1997 between SGI and State Street Bank and Trust Company of California, N.A., as trustee for the Old Notes***
4.2	Form of Indenture to be entered into between SGI and U.S. Bank National Association, as trustee for the New Notes****
4.3	Form of Indenture to be entered into between SGI and U.S. Bank National Association, as trustee for the New Convertible Notes****
5.1	Opinion of Davis Polk & Wardwell with respect to the New Notes and the New Convertible Notes****
10.1	Agreement to Tender dated April 18, 2003 between SGI and Highfields Capital Management LP****
12.1	Statement Regarding Computation of Ratio of Earnings to Fixed Charges****
23.1	Consent of Ernst & Young LLP, Independent Auditors
23.2	Consent of Davis Polk & Wardwell (included in Exhibit 5.1)****
25.1	Statement of Eligibility on Form T-1 of U.S. Bank National Association, as Trustee for the New Notes****
25.2	Statement of Eligibility on Form T-1 of U.S. Bank National Association, as Trustee for the New Convertible Notes****
99.1	Form of Letter of Transmittal****
99.2	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees****
99.3	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees****
99.4	Form of Notice of Guaranteed Delivery****
99.5	Form of Instructions to Registered Holder and/or Book-Entry Transfer Participant from Owner****

*
Incorporated by reference to Exhibit 3.1 to our Quarterly Report on Form 10-Q filed on November 14, 1994.

**
Incorporated by reference to Exhibit 3.2 to our Annual Report on Form 10-K filed on October 15, 2001.

***
Incorporated by reference to our Amended Registration Statement on Form S-4/A, filed on August 7, 1997.

****
Previously filed.

QuickLinks

TABLE OF CONTENTS
SUMMARY
THE EXCHANGE OFFER
SGI
RECENT DEVELOPMENTS
SUMMARY COMPARISON OF OLD NOTES TO 2009 NOTES
THE INFORMATION AGENT
THE EXCHANGE AGENT
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF SGI
RATIO OF EARNINGS TO FIXED CHARGES
BOOK VALUE PER SHARE
UNAUDITED PRO FORMA INFORMATION
MARKET AND MARKET PRICES
RISK FACTORS
DESCRIPTION OF THE EXCHANGE OFFER
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
TAX CONSEQUENCES TO UNITED STATES HOLDERS
TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS
DESCRIPTION OF THE 2009 NOTES
DESCRIPTION OF THE OLD NOTES
LEGAL MATTERS
EXPERTS
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
WHERE YOU CAN FIND MORE INFORMATION
THE INFORMATION AGENT
THE EXCHANGE AGENT
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES FOR SILICON GRAPHICS, INC.
INDEX OF EXHIBITS